Exhibit 99.1

IESI-BFC Ltd. — MD&A for the three and six months ended June 30, 2010

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases.  These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or implied by those statements.  We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors, including those specific to our acquisition of Waste Services, Inc. (“WSI”), could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A commencing on page 46.

The list of factors is illustrative and by no means exhaustive.  All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this MD&A are qualified by these cautionary statements.  The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry remains fragmented, even after undergoing significant consolidation and integration in both Canada and the United States (“U.S.”).  We believe that this consolidation will continue as larger operators seek to achieve greater economies of scale and smaller operators exit the industry due to cost pressures caused by landfill closures brought about by regulatory changes, stringent environmental regulation, enforcement, compliance costs and the cost of capital.

Corporate Overview as at June 30, 2010

We are one of North America’s largest full-service waste management companies, providing non-hazardous solid waste (“waste”) collection and disposal services to commercial, industrial, municipal and residential customers in ten states and the District of Columbia in the U.S. and five provinces in Canada.  We serve our customers with our vertically integrated collection and disposal assets.

At June 30, 2010, our U.S. south and northeast segments, collectively the U.S. segment or U.S. segments, operated under the IESI brand and provided vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Mississippi, and Missouri, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, and the District of Columbia.  Our U.S. segments provided service to 41 U.S. markets and operate 17 landfills, 28 transfer collection stations, 11 material recovery facilities (“MRFs”), two landfill gas to energy facilities, and one transportation operation.

At June 30, 2010, our Canadian segment operated under the BFI Canada brand and is Canada’s second largest waste management company providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec.  This segment provides service to 20 Canadian markets and owns or operates five landfills, seven transfer collection stations, 11 MRFs, and one landfill gas to energy facility.

Corporate Overview

With the acquisition of WSI complete on July 2, 2010, we established ourselves as North America’s third largest full-service waste management company.  We provide vertically integrated waste collection and disposal services to commercial, industrial, municipal and residential customers in 11 states and the District of Columbia in the U.S. and in six Canadian provinces.

In connection with our acquisition of WSI, we will include WSI’s Canadian operating results in our Canadian segment and WSI’s operating results from its Florida operations in our existing U.S. south segment.  WSI’s operating results will be included with our own from the date of closing.  Accordingly, our Canadian segment will operate under both the BFI and WSI brand names and will provide vertically integrated waste collection and disposal services to various service areas in Canada, including British Columbia, Alberta, Manitoba, Ontario and Quebec.  Our Canadian segment will also provide disposal services in the province of Saskatchewan.  This segment will own or operate eight landfills, 18 transfer collection stations, 20 MRFs and one landfill gas to energy facility.  Our U.S. south segment will operate under the IESI and WSI brands and will provide vertically integrated waste collection and disposal services to various service areas in the U.S., including Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, and Missouri.  Our northeast segment will remain unchanged as a result of the acquisition.  On a combined basis, our U.S. segments will operate 21 landfills, 40 transfer collection stations, 19 MRFs, two landfill gas to energy facilities, and one transportation operation.

Readers are reminded that as we integrate and consolidate our operations with WSI’s certain transfer collection stations or MRFs may be subject to consolidation and this consolidation may further reduce the number of facilities we operate in the future.

WSI Acquisition

(all amounts are in thousands of shares and U.S. dollars, unless otherwise stated)

On November 11, 2009, we executed an Agreement and Plan of Merger (the “Agreement”) with WSI.  The Agreement provided for our wholly-owned subsidiary (“Merger Sub”) to merge with and into WSI, with WSI surviving the merger as our wholly-owned subsidiary.  We completed the acquisition on July 2, 2010.

We executed the transaction pursuant to our strategy of growth through acquisition.  Specifically, we believe that the acquisition will provide us with the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines.  In addition, the transaction enables us to increase our internalization in the Canadian and U.S. northeast markets.  We also believe that the acquisition of WSI will create annual synergies and cash flow and earnings per share accretion, which we expect will enhance short-term and long-term returns to shareholders.  We plan to direct the expected additional cash flow resulting from the performance of the combined companies towards any combination of the following: growth, accretive acquisitions, debt reduction or dividend payments.

In connection with our acquisition of WSI, we issued 27,971 of our common shares representing 0.5833 of our shares for each WSI common stock issued and outstanding on July 2, 2010.  Please refer to the Financial Condition — Disclosure of outstanding share capital section of this MD&A for additional details.

In addition, we assumed WSI’s unexercised and outstanding options and warrants on closing.  Accordingly, we are obligated to issue a maximum of 505 common shares as a result of the WSI stock option plans assumed and 194 common shares on our assumption of WSI’s unexercised and outstanding warrants. Please refer to the Financial Condition — Disclosure of outstanding share capital section of this MD&A for additional details.

As outlined in the Liquidity and Capital Resources section of this MD&A, we amended and restated our long-term debt facilities in Canada and the U.S.  Monies available from these facilities were used to repay WSI’s outstanding indebtedness on closing.  In addition, the credit facilities were upsized to reflect the newly combined operations in both Canada and the U.S.  Pricing was increased to levels commensurate with market and maturities were extended to four years from the close of the transaction.  Please refer to the Liquidity and Capital Resources section of this MD&A for additional details.

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the three and six months ended June 30, 2010 and has been prepared with all available information up to and including July 27, 2010.  This discussion does not include the consolidated results of WSI for the three and six months ended June 30, 2010 as the transaction was consummated on July 2, 2010.  We have however, provided a WSI Review of Operations section in this MD&A to highlight certain aspects of WSI’s performance for the three and six months ended June 30, 2010.  All amounts are reported in U.S. dollars, unless otherwise stated and have been prepared in accordance with accounting principals generally accepted in the United States of America (“U.S. GAAP”).  This discussion should be read in conjunction with our condensed consolidated financial statements and consolidated financial statements, including notes thereto, and MD&A for the three and six months ended June 30, 2009 and year ended December 31, 2009, respectively, both of which are filed on www.sec.gov and www.sedar.com.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Although we have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar.  Our financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars using the current rate method of accounting.  Once complete, our consolidated financial position is translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date, while the results of our operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating our U.S. segment financial position, results of operations and cash flows into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our condensed consolidated financial statements (“financial statements”).  Accordingly, U.S. segment results retain their original values when expressed in our reporting currency.  Translation adjustments are only included in the determination of net income or loss when we realize a reduction in investments we hold in foreign operations.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates included in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar.

	2010			2009
	Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income		Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.9555		$0.8760
March 31	$0.9846	$0.9607	$0.9607	$0.7935	$0.8030	$0.8030
June 30	$0.9429	$0.9731	$0.9669	$0.8602	$0.8568	$0.8290

FX Impact on Consolidated Results

The following tables have been prepared to assist readers in assessing the impact of FX on selected results for the three and six months ended June 30, 2010.

	Three months ended
	June 30, 2009	June 30, 2010	June 30, 2010	June 30, 2010	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$253,700	$31,269	$284,969	$14,613	$299,582
Operating expenses	148,597	18,315	166,912	7,656	174,568
Selling, general and administration (“SG&A”)	32,600	6,125	38,725	2,462	41,187
Amortization	41,154	(6)	41,148	1,948	43,096
Net loss (gain) on sale of capital and landfill assets	19	(337)	(318)	(51)	(369)
Operating income	31,330	7,172	38,502	2,598	41,100
Interest on long-term debt	8,766	(726)	8,040	204	8,244
Net foreign exchange loss	93	(69)	24	—	24
Net gain on financial instruments	(1,701)	457	(1,244)	36	(1,208)
Conversion costs	115	(115)	—	—	—
Other expenses	35	(1)	34	—	34
Income before net income tax expense and net loss from equity accounted investee	24,022	7,626	31,648	2,358	34,006
Net income tax expense	8,917	4,292	13,209	941	14,150
Net loss from equity accounted investee	—	18	18	3	21
Net income	$15,105	$3,316	$18,421	$1,414	$19,835

Adjusted EBITDA(A)(1)	$73,070	$10,442	$83,512	$5,086	$88,598
Adjusted operating income(A)(1)	$31,897	$10,784	$42,681	$3,190	$45,871
Adjusted net income(A)(1)(2)	$14,628	$5,830	$20,458	$2,884	$23,342
Free cash flow(B) (see page 16)	$21,476	$19,214	$40,690	$3,476	$44,166

	Six months ended
	June 30, 2009	June 30, 2010	June 30, 2010	June 30, 2010	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$477,593	$54,989	$532,582	$31,042	$563,624
Operating expenses	279,774	29,952	309,726	15,911	325,637
SG&A	62,677	13,011	75,688	5,290	80,978
Amortization	78,756	(476)	78,280	4,333	82,613
Net gain on sale of capital and landfill assets	(115)	(263)	(378)	(53)	(431)
Operating income	56,501	12,765	69,266	5,561	74,827
Interest on long-term debt	18,395	(2,876)	15,519	662	16,181
Net foreign exchange loss	177	(124)	53	1	54
Net gain on financial instruments	(1,171)	(662)	(1,833)	83	(1,750)
Conversion costs	115	(115)	—	—	—
Other expenses	65	(7)	58	—	58
Income before net income tax expense and net loss from equity accounted investee	38,920	16,549	55,469	4,815	60,284
Net income tax expense	14,176	7,891	22,067	1,626	23,693
Net loss from equity accounted investee	—	39	39	7	46
Net income	$24,744	$8,619	$33,363	$3,182	$36,545

Adjusted EBITDA(A)(1)	$135,726	$17,968	$153,694	$10,845	$164,539
Adjusted operating income(A)(1)	$57,085	$18,707	$75,792	$6,565	$82,357
Adjusted net income(A)(1)(2)	$24,661	$11,629	$36,290	$5,720	$42,010
Free cash flow(B) (see page 16)	$52,100	$27,539	$79,639	$6,387	$86,026

Notes:

(1)          We incurred certain non-operating or non-recurring expenses which are recorded to SG&A.  These expenses include transaction costs related principally to the acquisition of WSI and non-cash fair value adjustments attributable to stock options.  Please refer to the discussion included in the Review of Operations — For the three and six months ended June 30, 2010 section of this MD&A for further details.  All references to adjusted EBITDA(A), adjusted operating income(A) and adjusted net income(A), including the related tax effects, reflect the adjustment of these expenses.

(2)          We incur gains or losses on financial instruments that we have not designated for hedge accounting.  These gains or losses include certain fuel hedge and interest rate swap arrangements.  Please refer to the discussion included in the Review of Operations — For the three and six months ended June 30, 2010 section of this MD&A for further details.  All references to adjusted net income(A) further reflect the adjustment of gains or losses resulting from these arrangements.

Review of Operations - For the three and six months ended June 30, 2010

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We conduct our business in the U.S. and Canada.  Accordingly, a portion of our operating results are denominated in Canadian dollars.  Please refer to the tables above for additional details regarding the impact of FX on our comparative operating results.

Revenues

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Total	$299,582	$253,700	$45,882	$563,624	$477,593	$86,031

Canada	$117,697	$87,188	$30,509	$217,792	$158,171	$59,621
U.S. south	$93,406	$83,899	$9,507	$181,206	$163,946	$17,260
U.S. northeast	$88,479	$82,613	$5,866	$164,626	$155,476	$9,150

Gross revenue by service type

	Three months ended June 30, 2010				Three months ended June 30, 2009
	Canada - stated in thousands of Canadian dollars	Canada - percent- age of gross revenue	U.S.	U.S. - percent- age of gross revenue	Canada - stated in thousands of Canadian dollars (*)	Canada - percent- age of gross revenue	U.S.	U.S. - percent- age of gross revenue

Commercial	$48,895	34.8	$49,048	23.4	$41,672	35.4	$46,130	23.7
Industrial	24,081	17.1	27,881	13.3	20,030	17.1	26,557	13.7
Residential	19,687	14.0	43,406	20.7	17,684	15.1	38,908	20.1
Transfer and disposal	40,235	28.6	76,838	36.6	33,899	28.9	74,192	38.3
Recycling and other	7,747	5.5	12,535	6.0	4,124	3.5	8,048	4.2
Gross revenues	140,645	100.0	209,708	100.0	117,409	100.0	193,835	100.0
Intercompany	(19,579)		(27,823)		(15,019)		(27,323)
Revenues	$121,066		$181,885		$102,390		$166,512

	Six months ended June 30, 2010				Six months ended June 30, 2009
	Canada - stated in thousands of Canadian dollars	Canada - percent- age of gross revenue	U.S.	U.S. - percent- age of gross revenue	Canada - stated in thousands of Canadian dollars (*)	Canada - percent- age of gross revenue	U.S.	U.S. - percent- age of gross revenue

Commercial	$94,152	36.4	$97,335	24.4	$81,768	37.6	$92,025	24.8
Industrial	43,316	16.7	51,641	13.0	37,117	17.0	51,662	13.9
Residential	36,267	14.0	87,094	21.9	32,680	15.0	76,833	20.7
Transfer and disposal	69,965	27.0	139,434	35.0	57,827	26.6	135,696	36.6
Recycling and other	15,203	5.9	22,761	5.7	8,360	3.8	14,631	4.0
Gross revenues	258,903	100.0	398,265	100.0	217,752	100.0	370,847	100.0
Intercompany	(33,646)		(52,433)		(26,966)		(51,425)
Revenues	$225,257		$345,832		$190,786		$319,422

(*) amounts have been adjusted to conform to the current period presentation.

Gross revenue growth or decline components — expressed in percentages and excluding FX

The following tables reflect our Canadian and U.S. performance for the three and six months ended and on a comparative basis.

	Three months ended June 30, 2010		Three months ended June 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.0	2.0	3.3	2.4
Fuel surcharges	0.9	0.4	(1.1)	(3.0)
Recycling and other	0.9	1.1	(0.4)	(2.4)
Total price growth (decline)	4.8	3.5	1.8	(3.0)

Volume	7.2	3.4	(1.1)	(4.4)
Total organic gross revenue growth (decline)	12.0	6.9	0.7	(7.4)

Acquisitions	7.8	1.3	1.5	2.1
Total gross revenue growth (decline)	19.8	8.2	2.2	(5.3)

	Six months ended June 30, 2010		Six months ended June 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.4	1.8	3.5	2.6
Fuel surcharges	0.9	0.1	(0.8)	(2.1)
Recycling and other	1.2	1.4	(0.6)	(2.5)
Total price growth (decline)	5.5	3.3	2.1	(2.0)

Volume	8.0	2.3	(1.6)	(4.4)
Total organic gross revenue growth (decline)	13.5	5.6	0.5	(6.4)

Acquisitions	5.4	1.8	2.5	2.1
Total gross revenue growth (decline)	18.9	7.4	3.0	(4.3)

Three months ended

The increase in Canadian segment gross revenues, expressed in Canadian dollars (“C$”), is approximately C$23,200.  We generated price and volume growth in all our service offerings in Canada.  Comparative recycling and other pricing growth is largely attributable to higher commodity pricing.  Volume gains are the result of higher landfill volumes, new contract wins and strong organic growth.  Acquisitions and higher fuel surcharges account for the balance of the comparative change.

U.S. south segment gross revenues increased approximately $10,000.  We realized pricing growth in all of our service lines, with the exception of our industrial line which was largely unchanged.  Volumes were especially strong in our collection lines, which includes commercial, industrial and residential.  Higher volumes in this segments collection lines translated to strong gross revenue growth which was only slightly offset by revenue declines attributable to lower landfill and recycling volumes.  As in our Canadian segment, the commodity price rebound drove the increase in recycling revenue growth.  Acquisitions completed in 2009 and 2010 and higher fuel surcharges resulting from higher diesel fuel prices, contributed to the remainder of the comparative increase.

Gross revenues in our U.S. northeast segment increased approximately $5,900.  As in the first quarter of the year, core price declined at our landfills period over period. All other service lines enjoyed higher price, or pricing that was largely unchanged, over the year ago period.  The return of commodity pricing also contributed to overall pricing growth for this segment.  Higher comparative landfill volumes delivered strong improvements to gross revenue growth, as did volume improvements in our industrial service line, which together more than offset volume declines in all other service lines.  Marginally higher fuel surcharges and acquisitions contributed to the balance of our gross revenue growth.

Six months ended

The increase in our Canadian segment gross revenues, approximately C$41,100, is attributable to total price, volume and acquisition growth.  The reasons for these increases are consistent with those outlined above for the three months ended.

U.S. south segment gross revenues increased approximately $18,400.  On a year-to-date basis, pricing growth was strong.  As outlined for the three months ended, higher pricing contributed to gross revenue growth in all service lines with the exception of industrial and residential pricing which was down slightly.  Year-to-date volume improvements are consistent with those outlined for the three months ended and in total delivered a strong contribution to overall gross revenue growth.  Acquisitions and recycled material prices also contributed to gross revenue growth, while fuel surcharges were principally unchanged period-to-period.

Gross revenues in our U.S. northeast segment increased approximately $9,000.  On a year-to-date basis, gross revenue growth benefited from strong year over year pricing in our northeast segment.  Lower landfill pricing was the only service line that experienced a decline year-to-date.  Attracting volumes at our landfills in combination with the mix of waste materials received is the primary cause for the decline.  The return of commodity pricing has made a significant contribution to year-to-date revenue growth.  As outlined for the three months ended, higher volumes also contributed to overall gross revenue growth.  Volume growth was most pronounced in our landfill and industrial lines.  Inclement weather in the first quarter of the year impacted year-to-date volume growth, however we are encouraged by the volume improvements we are realizing in our collection lines.  Acquisitions and marginally higher fuel prices also contributed to year-to-date gross revenue growth.

Please refer to the Outlook section of this MD&A for additional discussion on economic trends affecting revenues, our strategy and our operations.

Operating expenses

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Total	$174,568	$148,597	$25,971	$325,637	$279,774	$45,863

Canada	$61,339	$44,987	$16,352	$111,634	$81,875	$29,759
U.S. south	$57,325	$52,015	$5,310	$110,392	$99,837	$10,555
U.S. northeast	$55,904	$51,595	$4,309	$103,611	$98,062	$5,549

Three months ended

Excluding the impact of FX, approximately $7,700, the Canadian segment increase, approximately $8,700, is due to higher third party disposal costs, labour and vehicle operating costs.  Acquisitions and higher collected waste volumes, partially offset by higher internalized waste, are the primary contributors to the increase in disposal costs, approximately $2,700.  In addition, acquisitions, general wage increases and higher collected waste volumes all contributed to the comparative increase in labour costs, approximately $2,500.  Higher vehicle operating costs, approximately $1,200, are attributable to acquisitions and an increase in diesel fuel consumed to collect and process higher waste volumes.

Operating costs in our U.S. south segment increased approximately $5,300 period-to-period due to higher labour and vehicle operating costs.  Organic growth, including contract wins, and acquisitions are the primary reasons for the comparative increases in both expense categories.  General wage increases and higher collected waste volumes also contributed to the comparative increase in labour costs, which in total increased by approximately $1,500.  The increase in vehicle operating costs, approximately $2,500, was due in part to higher diesel fuel costs.  Disposal costs were also higher period over period which delivered a comparative increase of approximately $600.

In the U.S. northeast, operating costs increased approximately $4,300 comparatively.  Higher labour costs, approximately $1,000, are the result of acquisitions, contractual and general wage increases.  Commodity rebates are also higher than the comparative period and account for approximately $1,500 of the increase.  The return of higher commodity pricing is the primary cause for the increase in rebates.  Vehicle operating and disposal costs increased approximately $600 and $500, respectively.  Acquisitions and organic growth were the primary contributors to these increases, and a rise in comparative fuel costs was also a contributing factor to the increase in vehicle operating costs.

Six months ended

Foreign currency exchange represents approximately $15,900 of the year-to-date increase in Canadian segment operating costs.  As outlined above, for the three months ended, higher disposal, labour and vehicle operating costs attributable to organic and acquisition growth are the primary contributors to the year-to-date increase.

Year-to-date our U.S. south segment increases are consistent with those highlighted for the three months ended.  Our U.S. northeast segment increase is comprised of commodity rebates, labour and vehicle operating costs and the reasons for the increases are consistent with those outlined above.

SG&A

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Total	$41,187	$32,600	$8,587	$80,978	$62,677	$18,301

Canada	$19,885	$11,617	$8,268	$37,114	$21,755	$15,359
U.S. south	$11,939	$11,165	$774	$24,491	$22,298	$2,193
U.S. northeast	$9,363	$9,818	$(455)	$19,373	$18,624	$749

Three months ended

Excluding the impact of FX, approximately $2,500, Canadian segment SG&A expense increased approximately $5,800.  The majority of the increase is due to transaction and related costs and fair value changes to stock options, approximately $1,800 and $2,700, respectively.  The remainder of the change is due to higher salaries, resulting from a higher compliment of sales personnel and general wage increases, and higher professional fees.

Higher salaries and facility and office costs are the primary cause of the quarter-over-quarter increase in SG&A expense for our U.S. south segment.  The comparative increase is largely attributable to acquisitions and new contract wins.

The U.S. northeast segment decline, approximately $500, is due to a decline in other SG&A expenses none of which were significant individually or in aggregate.

Six months ended

Changes in SG&A expense for the six months ended are consistent with the reasons outlined above for the three months ended for all segments.

Amortization

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Total	$43,096	$41,154	$1,942	$82,613	$78,756	$3,857

Canada	$15,866	$12,918	$2,948	$30,399	$24,251	$6,148
U.S. south	$12,322	$12,252	$70	$24,040	$23,663	$377
U.S. northeast	$14,908	$15,984	$(1,076)	$28,174	$30,842	$(2,668)

Three and six months ended

The increase in Canadian segment amortization is due to FX, approximately $1,900 and $4,300, respectively, higher capital and landfill amortization, partially offset by a decline in intangible asset amortization.  Higher comparative landfill volumes are the primary reason for the increase in comparative landfill amortization.  Higher capital asset amortization is attributable to acquisitions and replacement and growth capital purchases to service existing contracts and new contract wins.  Lower intangible amortization is the result of fully amortized intangibles.

Our U.S. south segment also experienced an increase in amortization expense, albeit marginal.  The primary reason for the increase is due to capital assets purchased by way of acquisition and capital acquired to service new contract wins.  The decline in U.S. northeast segment amortization expense is attributable to fully amortized capital and intangible assets.

Net (gain) loss on sale of capital and landfill assets

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Total	$(369)	$19	$(388)	$(431)	$(115)	$(316)

Canada	$(358)	$(10)	$(348)	$(370)	$(94)	$(276)
U.S.	$(11)	$29	$(40)	$(61)	$(21)	$(40)

Three and six months ended

In the current quarter, we disposed of a redundant property.  The gain recognized on this disposition is the primary reason for the Canadian segment increase.  In addition, we dispose of certain equipment as a matter of normal course.  These dispositions are generally the result of asset retirements.  No normal course disposals were significant, individually or in aggregate.

Interest on long-term debt

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Total	$8,244	$8,766	$(522)	$16,181	$18,395	$(2,214)

Canada	$2,427	$2,412	$15	$4,642	$4,955	$(313)
U.S.	$5,817	$6,354	$(537)	$11,539	$13,440	$(1,901)

Three and six months ended

Excluding the impact of FX, approximately $200 and $700 for the three and six months ended respectively, lower interest rates charged on Canadian segment borrowings is the primary reason for the decline.  Lower interest expense resulting from lower comparative borrowing rates, was partially offset by bank drawings we made in March 2010 to complete an acquisition.  Consideration in respect of this acquisition totaled approximately $48,800.

Our U.S. segment also benefited from lower comparative interest rates coupled with debt repayments from share offering proceeds received in March and June 2009.  The impact was most notable in the first quarter of 2010.

Net foreign exchange loss

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Total	$24	$93	$(69)	$54	$177	$(123)

Canada	$—	$(4)	$4	$7	$(30)	$37
U.S.	$24	$97	$(73)	$47	$207	$(160)

Three and six months ended

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than the respective segment’s reporting currency.  Gains and losses are not attributable to one significant transaction or series of transactions.

Net gain on financial instruments

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Total	$(1,208)	$(1,701)	$493	$(1,750)	$(1,171)	$(579)

Canada	$291	$(7)	$298	$579	$72	$507
U.S.	$(1,499)	$(1,694)	$195	$(2,329)	$(1,243)	$(1,086)

Three and six months ended

Changes in the fair value of funded landfill post-closure costs and fuel hedges are the sole contributors to the Canadian segment losses.  We have not designated our Canadian fuel hedges as hedges for accounting purposes.  Accordingly, fair value movements in these arrangements are recorded as gains or losses on financial instruments.

U.S. segment gains and losses are due principally to fair value changes in interest rate swaps resulting from period-to-period movements in interest rates.

Conversion Costs

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Total	$—	$115	$(115)	$—	$115	$(115)

Canada	$—	$115	$(115)	$—	$115	$(115)
U.S.	$—	$—	$—	$—	$—	$—

Three and six months ended

Conversion costs incurred in the second quarter of 2009 represent professional fees incurred on the final wind-up of the BFI Canada Income Fund (the “Fund”) and Ridge Landfill Trust.

Other expenses

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Total	$34	$35	$(1)	$58	$65	$(7)

Canada	$—	$—	$—	$—	$—	$—
U.S.	$34	$35	$(1)	$58	$65	$(7)

Three and six months ended

Other expenses are comprised of management bonuses related to certain acquisitions completed in prior years.

Net income tax expense

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Total	$14,150	$8,917	$5,233	$23,693	$14,176	$9,517

Canada	$7,234	$5,253	$1,981	$11,407	$8,644	$2,763
U.S.	$6,916	$3,664	$3,252	$12,286	$5,532	$6,754

Three and six months ended

Current income tax expense increased approximately $4,600 and $9,900 in our Canadian segment, while deferred income tax recoveries increased approximately $2,600 and $7,100 for the three and six months ended respectively.  We exhausted our Canadian operating subsidiaries loss carryforward pool in the second quarter of 2009, which is the primary reason for the increases in current income tax expense.  The increase in deferred income tax recoveries is the result of loss carryfowards recognized by the public company in connection with transaction costs incurred on the WSI acquisition coupled with a reduction in the use of losses to shelter taxable income.

The increase in U.S. segment income tax expense is due in large part to an increase in deferred income tax expense, approximately $3,500 and $7,100 for the three and six months ended, respectively.  Higher income subject to tax has caused us to utilize more loss carryforwards and is the primary cause of the comparative increase in deferred income tax expense.  Stronger operating results and lower interest expense have contributed to the increase in income subject to tax, which in turn has created an increasing demand on loss carryforward use and ultimately deferred income tax expense.  Current income tax expense is largely unchanged comparatively and relates principally to state tax.

Income tax at the combined basic rate totaled approximately $13,100 and $22,100 for the three and six months ended, respectively.  State and withholding taxes, tax on non-deductible expenses, and tax value true-up’s were partially offset by revisions to unutilized loss carryforwards related to WSI transaction costs.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Net loss from equity accounted investee

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Total	$21	$—	$21	$46	$—	$46

Canada	$21	$—	$21	$46	$—	$46
U.S.	$—	$—	$—	$—	$—	$—

Three and six months ended

The net loss from equity accounted investee represents our pro rata share of the investee’s post-acquisition earnings, computed using the consolidation method.

WSI Review of Operations - For the three and six months ended June 30, 2010

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Readers are reminded that we completed the acquisition of WSI on July 2, 2010.  Accordingly, WSI’s results of operations are not included in our consolidated results for the three and six months ended June 30, 2010.  The information provided below is for readers to assess the performance of WSI’s operations for the period prior to acquisition.

	Three months ended June 30, 2010			Three months ended June 30, 2009
	Canada	U.S.	Total	Canada	U.S.	Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$67,496	$59,867	$127,363	$56,748	$50,737	$107,485
Operating expenses	$43,340	$34,824	$78,164	$37,944	$31,540	$69,484
SG&A (reported)	$12,525	$10,240	$22,765	$6,419	$6,321	$12,740
Less: stock based compensation	(4,636)	(2,604)	(7,240)	(346)	(238)	(584)
Less: transaction costs	(173)	(1,044)	(1,217)	—	—	—
SG&A (adjusted)	$7,716	$6,592	$14,308	$6,073	$6,083	$12,156

	Six months ended June 30, 2010			Six months ended June 30, 2009
	Canada	U.S.	Total	Canada	U.S.	Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$128,322	$118,434	$246,756	$102,297	$100,980	$203,277
Operating expenses	$81,129	$69,775	$150,904	$69,177	$63,515	$132,692
SG&A (reported)	$20,701	$19,322	$40,023	$13,182	$12,767	$25,949
Less: stock based compensation	(5,324)	(3,424)	(8,748)	(1,071)	(681)	(1,752)
Less: transaction costs	(260)	(2,250)	(2,510)	—	—	—
SG&A (adjusted)	$15,117	$13,648	$28,765	$12,111	$12,086	$24,197

WSI - Revenues

Gross revenues by service type

	Three months ended June 30, 2010				Three months ended June 30, 2009
	Canada - stated in thousands of Canadian dollars	Canada - percent- age of gross revenue	U.S.	U.S. - percent- age of gross revenue	Canada - stated in thousands of Canadian dollars	Canada - percent- age of gross revenue	U.S.	U.S. - percent- age of gross revenue

Commercial	$27,831	35.7	$24,481	35.6	$28,178	38.1	$18,206	32.2
Industrial	14,120	18.1	11,240	16.4	14,961	20.2	11,183	19.8
Residential	14,599	18.7	10,330	15.0	14,342	19.4	11,635	20.6
Transfer and disposal	17,340	22.2	20,585	29.9	15,039	20.4	14,401	25.5
Recycling and other	4,169	5.3	2,112	3.1	1,435	1.9	1,099	1.9
Gross revenues	78,059	100.0	68,748	100.0	73,955	100.0	56,524	100.0
Intercompany	(8,619)		(8,881)		(7,305)		(5,787)
Revenues	$69,440		$59,867		$66,650		$50,737

	Six months ended June 30, 2010				Six months ended June 30, 2009
	Canada - stated in thousands of Canadian dollars	Canada - percent- age of gross revenue	U.S.	U.S. - percent- age of gross revenue	Canada - stated in thousands of Canadian dollars	Canada - percent- age of gross revenue	U.S.	U.S. - percent- age of gross revenue

Commercial	$54,180	36.5	$48,715	36.0	$55,098	40.2	$36,151	32.2
Industrial	26,723	17.9	22,330	16.5	27,067	19.7	22,408	20.0
Residential	27,383	18.4	21,098	15.6	26,114	19.0	23,462	20.9
Transfer and disposal	33,238	22.3	39,277	28.9	26,358	19.2	28,306	25.1
Recycling and other	7,359	4.9	4,028	3.0	2,552	1.9	1,971	1.8
Gross revenues	148,883	100.0	135,448	100.0	137,189	100.0	112,298	100.0
Intercompany	(16,182)		(17,014)		(13,851)		(11,318)
Revenues	$132,701		$118,434		$123,338		$100,980

WSI’s price, volume and total revenue growth or decline, excluding FX, expressed on a reportable revenue basis for the three and six months ended June 30, 2010 is as follows:

	Three months ended June 30, 2010		Three months ended June 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	2.7	3.0	3.9	4.3
Fuel surcharges	0.5	1.4	(3.3)	(6.2)
Recycling and other	0.5	1.9	(0.3)	(1.1)
Total price growth (decline)	3.7	6.3	0.3	(3.0)

Volume	(0.7)	(0.6)	(2.5)	(14.3)
Total organic revenue growth (decline)	3.0	5.7	(2.2)	(17.3)

Acquisitions	1.2	12.3	—	0.8
Total revenue growth (decline)	4.2	18.0	(2.2)	(16.5)

	Six months ended June 30, 2010		Six months ended June 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.9	2.8	4.0	3.9
Fuel surcharges	0.4	1.3	(2.6)	(5.2)
Recycling and other	0.7	1.6	(0.4)	(1.2)
Total price growth (decline)	5.0	5.7	1.0	(2.5)

Volume	1.5	(0.2)	(2.3)	(14.8)
Total organic revenue growth (decline)	6.5	5.5	(1.3)	(17.3)

Acquisitions	1.1	11.8	—	0.8
Total revenue growth (decline)	7.6	17.3	(1.3)	(16.5)

Three months ended

The increase in gross revenues for WSI’s Canadian operations is approximately C$4,100.  With the exception of collection volumes, gross revenue growth benefited from higher transfer, landfill and recycling volumes.  Higher pricing, including improved commodity pricing, and acquisitions, also contributed to the increase in gross revenues.

WSI’s U.S. operations delivered gross revenue gains of approximately $12,200 period over period.  Higher pricing and acquisitions both contributed to gross revenue growth.  Lower collection volumes were partially offset by higher volumes from landfill, transfer and recycling service lines.  Improvements in commodity pricing and an increase in fuel surcharges resulting from higher diesel fuel costs were also contributing factors in second quarter gross revenue growth.

Six months ended

Gross revenue growth totaled approximately C$11,700 for WSI’s Canadian operations.  Comparative collection volume shortfalls were partially offset by strong volume growth from WSI’s transfer, landfill and recycling service lines.  Higher pricing, including commodity pricing and fuel surcharges, coupled with acquisitions also drove gross revenues higher comparatively.

Year-to-date, WSI’s U.S. operations realized gross revenue growth of approximately $23,200.  Comparative volume declines in the collection service line were easily offset by strong growth from acquisitions, volumes in all other service lines, and pricing, including commodity pricing and fuel surcharges.

WSI - Operating expenses

Three months ended

Operating costs increased approximately $5,400 for WSI’s Canadian operations.  Excluding the impact of FX, approximately $5,300, operating costs were largely unchanged period-to-period.  Lower third-party disposal costs resulting from higher internalized waste volumes, approximately $1,300 was partially offset by higher labour and diesel fuel costs, which combined totaled approximately $1,100.

WSI’s U.S. operations turned in a period over period increase of approximately $3,300.  Higher third-party disposal costs, approximately $1,300, coupled with higher labour and fuel costs, approximately $1,000 and $900, respectively, are the primary reasons for the comparative increase.  Recently completed acquisitions are the primary reason for these increases.

Six months ended

Excluding the impact of FX, approximately $11,500, operating costs increased approximately $500 for WSI’s Canadian operations.  As outlined above for the three months ended, the most significant changes are due to higher internalized waste volumes which contributed to lower third-party disposal costs, while higher labour and diesel fuel costs offset this decline.  Other operating costs are the root cause for the remainder of the change and the cause of the increase.  However, other operating costs are neither significant in isolation nor in total.

On a year-to-date basis, WSI’s U.S. operating costs increased approximately $6,300.  Recently completed acquisitions are the primary reason for the rise in third-party disposal costs, labour and fuel costs, approximately $2,400, $1,600 and $1,900, respectively.

WSI - SG&A

Three months ended

The accelerated vesting of share based payments incurred in connection with WSI’s sale to IESI-BFC Ltd, contributed an additional approximately $4,300 to SG&A expense for WSI’s Canadian operations.  Transaction costs, approximately $200, and FX, approximately $1,400, also contributed to the increase.  Excluding these items, WSI’s SG&A expense rose slightly period over period by approximately $200.  Higher bonus expense attributable to a stronger comparative financial performance is the primary reason for the increase.

SG&A expense for WSI’s U.S. operations increased approximately $3,900 period over period.  As outlined in the WSI Canadian operations discussion, WSI’s U.S. operations recorded an additional approximately $2,400 in expense related to the accelerated vesting of share based payments.  Transaction costs, approximately $1,000, related principally to WSI’s sale to IESI-BFC Ltd. also contributed to the increase.  The resulting comparative increase, approximately $500, is attributable to recently completed acquisitions and general wage increases.

Six months ended

Year-to-date, WSI’s Canadian and U.S. operations experienced SG&A expense increases of approximately $7,500 and $6,600, respectively.  Higher stock based compensation contributed approximately $4,300 and $2,700 to the comparative increase in Canadian and U.S. SG&A expense, respectively, and higher transaction costs contributed $300 and $2,200, respectively.  FX of approximately $2,900, also contributed to the rise in SG&A expense for WSI’s Canadian operations.

WSI - Capital and landfill expenditures

Three and six months ended

For the three months ended June 30, 2010, capital and landfill expenditures totaled approximately $8,000 compared to approximately $9,400 for the three months ended June 30, 2009.  While landfill expenditures increased approximately $100 due to the timing of cell construction, capital asset purchases declined approximately $1,500.  The decline in capital asset spending is due largely to lower growth expenditures and the timing of maintenance spending.

For the six months ended June 30, 2010, capital and landfill expenditures totaled approximately $14,400 compared to approximately $16,300 for the same period a year ago.  On a year-to-date basis, landfill purchases declined approximately $900 with the balance, approximately $1,000, attributable to the decline in capital asset purchases.  The timing of cell construction is the primary cause for the decline in landfill spending, while lower growth capital spending accounts for the decline in capital asset purchases.

WSI - Income taxes

Three and six months ended

Income tax expense for the three months ended June 30, 2010 was approximately $3,900 compared to approximately $2,600 in the comparable period a year ago.  Approximately $2,000 of the current period expense is attributable to the U.S. operations with the balance, approximately $1,900, resulting from the Canadian operations.  This compares to approximately $1,800 and $800 for the U.S. and Canadian operations in the comparative period.  A stronger comparative operating result in Canada is the primary reason for the increase in taxable income and the resulting comparative rise in income tax expense.  Readers are reminded that WSI’s SG&A expense for the three months ended June 30, 2010 includes stock based compensation costs, which, in Canada, represents an approximately $4,300 rise in comparative SG&A expense.  Stock compensation expense is a non-deductible expense for the purposes of determining income subject to tax in Canada.

For the six months ended June 30, 2010, income tax expense totaled approximately $7,300 compared to approximately $5,200 in the comparative year-to-date period.  The reasons for the resulting increase, approximately $2,100, are consistent with those outlined above for the months ended.

Other Performance Measures - For the three and six months ended June 30, 2010

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Readers are further reminded that we completed the acquisition of WSI on July 2, 2010.  Accordingly, WSI’s contributions to free cash(B) are not included in the tables below.

Purpose and objective

The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies, in our industry, and to provide investors and analysts an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment and debt repayment.

Our calculation of free cash flow(B) previously included transaction and related and non-recurring costs.  Comparative free cash flow(B) amounts have been adjusted to conform to the current period presentation.

Free cash flow (B) - cash flow approach

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Cash generated from operating activities (statement of cash flows)	$81,196	$66,456	$14,740	$125,236	$116,052	$9,184

Operating and investing
Stock option expense	2,679	567	2,112	3,440	584	2,856
Acquisition and related costs	2,092	—	2,092	4,090	—	4,090
Conversion costs	—	115	(115)	—	115	(115)
Other expenses	34	35	(1)	58	65	(7)
Changes in non-cash working capital items	(13,338)	(6,324)	(7,014)	1,752	(4,930)	6,682
Capital and landfill asset purchases	(28,521)	(39,217)	10,696	(48,604)	(59,714)	11,110

Financing
Financing and landfill development costs (net of non-cash portion)	—	(77)	77	—	(77)	77
Purchase of restricted shares	—	(172)	172	—	(172)	172
Net realized foreign exchange loss	24	93	(69)	54	177	(123)
Free cash flow(B)	$44,166	$21,476	$22,690	$86,026	$52,100	$33,926

Free cash flow (B) — adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach which is similar to the calculation required by our Canadian and U.S. long-term debt facilities.

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Adjusted EBITDA(A)	$88,598	$73,070	$15,528	$164,539	$135,726	$28,813

Restricted share expense	417	359	58	830	691	139
Purchase of restricted shares	—	(172)	172	—	(172)	172
Capital and landfill asset purchases	(28,521)	(39,217)	10,696	(48,604)	(59,714)	11,110
Landfill closure and post-closure expenditures	(1,167)	(1,129)	(38)	(1,552)	(2,355)	803
Landfill closure and post-closure cost accretion expense	882	775	107	1,762	1,517	245
Interest on long-term debt	(8,244)	(8,766)	522	(16,181)	(18,395)	2,214
Non-cash interest expense	716	795	(79)	1,425	1,545	(120)
Current income tax expense	(8,515)	(4,239)	(4,276)	(16,193)	(6,743)	(9,450)
Free cash flow(B)	$44,166	$21,476	$22,690	$86,026	$52,100	$33,926

Three months ended

Free cash flow(B) increased period over period by approximately $22,700, or approximately $19,200 if we exclude the impact of FX.  We generated significant improvements to adjusted EBITDA(A) resulting from strong revenue growth as detailed in the Review of Operations — For the three and six months ended June 30, 2010 section of this MD&A.  Lower interest rates and lower total debt levels also contributed to the increase in free cash flow(B) period over period, approximately $500.  Lower capital and landfill asset purchases, as detailed below in the Other Performance Measures — Capital and landfill purchases section of this MD&A, was an additional contributing factor to the increase.  These contributions were partially offset by higher cash taxes in Canada.  Higher Canadian cash taxes are the result of us fully utilizing our available loss carryforwards.  The repayment or capitalization of intercompany notes occurring on our conversion from an income trust to a corporation accelerated our use of this shelter.

Six months ended

For the six months ended, free cash flow(B) increased approximately $33,900, or approximately $27,500 if we exclude the impact of FX.  As outlined above for the three months ended, strong revenue growth contributed to the increase in adjusted EBITDA(A), which in combination with lower capital and landfill expenditures and lower interest expense, partially offset by higher current income tax expense, represent the primary contributors to the improvement.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change

Replacement	$19,943	$16,983	$2,960	$31,842	$29,772	$2,070
Growth	8,578	22,234	(13,656)	16,762	29,942	(13,180)
Total	$28,521	$39,217	$(10,696)	$48,604	$59,714	$(11,110)

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Three months ended

Excluding the impact of FX, approximately $500, replacement expenditures increased approximately $2,500.  The U.S. segment contributed approximately $2,000 to the increase and our Canadian segment contributed the balance.  The U.S. segment increase is a function of higher capital asset spending for vehicles and containers, approximately $6,500, partially offset by a $4,500 decline in replacement spending at our landfills.  The timing of landfill cell construction is the primary reason for this decline.  The increase in capital asset spending in our U.S. segment is due to a combination of timing, a larger comparative compliment of capital assets, and targeting the purchase of more capital assets in light of lower landfill spending.  The Canadian segment increase is due to capital asset spending attributable to a larger compliment of assets and the timing of spend, partially offset by a decline in landfill assets spending which is due to the timing of landfill construction.

Six months ended

Excluding the impact of FX, approximately $1,200, replacement expenditures increased approximately $900.  The U.S. segment contributed approximately $1,800 of the increase partially offset by declines in Canada, approximately $900.  The U.S. segment increase is a function of higher capital asset spending for vehicles and containers, approximately $8,700, partially offset by a $6,900 decline in replacement spending at our U.S. landfills.  The timing of landfill cell construction is the primary reason for this decline.  The increase in capital asset spending in our U.S. segment is due to a combination of timing, a larger comparative compliment of capital assets, and targeting the purchase of capital assets in light of lower landfill spending.  The Canadian segment decrease is due to the timing of landfill construction which declined approximately $1,900 comparatively, partially offset by an increase in capital asset spending attributable to a larger compliment of assets and the timing of spend.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Three months ended

Excluding the impact of FX, approximately $300, growth expenditures decreased approximately $14,000.  The decline is due to a decline in spending resulting principally from fewer comparative contract wins commencing in the U.S. and Canada, approximately $10,600 and $3,400, respectively.  The decline in current period growth spending is the result of lower vehicle and equipment purchases to service new contracts commencing in the current quarter than those incurred in the comparative quarter a year ago.

Six months ended

Net of foreign currency exchange, approximately $1,200, growth expenditures in total declined approximately $14,400.  Growth expenditures in the U.S. declined approximately $12,400 on a year-to-date basis.  Fewer contract wins in the U.S. are the primary reasons for the decline in this segments growth expenditures.  Canadian growth expenditures also contributed approximately $2,000 to the comparative decline.  Residential contract wins in the comparative period and the purchase of vehicles to service those contracts, is the primary reason for the Canadian decline in growth expenditures.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions derived from growth expenditures will materialize over future periods.

Dividends

(all amounts are in Canadian dollars)

2010

Our actual and expected dividend record and payment dates, and payment amounts, are as follows:

Actual or expected dividend (payable quarterly)

Actual or expected record date	Actual or expected payment date	Dividend amounts per share and PPS equivalent(3) - stated in Canadian dollars
March 31, 2010	April 15, 2010	$0.125
June 30, 2010	July 15, 2010	0.125
September 30, 2010	October 15, 2010	0.125
December 31, 2010	January 14, 2011	0.125
Total		$0.500

Note:

(3)          Participating preferred shares (“PPSs”) issued by IESI Corporation (“IESI”) are exchangeable for common shares of the Company on a one for one hundred basis.  In this MD&A, reference to “PPS equivalent” refers to the number of shares issuable by the Company upon a PPS exchange.  Dividends per PPS equivalent are expressed on the same basis.

2009

Our regular and special dividend record and payment dates, and payment amounts, were as follows:

Regular and special dividend (paid quarterly)

Record date	Payment date	Regular dividend amounts per share and PPS equivalent - stated in Canadian dollars	Special dividend amounts per share and PPS equivalent - stated in Canadian dollars	Total dividend amounts per share and PPS equivalent - stated in Canadian dollars
March 31, 2009	April 15, 2009	$0.125	$0.125	$0.250
June 30, 2009	July 15, 2009	0.125	0.125	0.250
September 30, 2009	October 15, 2009	0.125	0.125	0.250
December 17, 2009	December 31, 2009	—	0.125	0.125
December 31, 2009	January 15, 2010	0.125	—	0.125
Total		$0.500	$0.500	$1.000

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share or trust unit amounts)

2010	Q2	Q1

Revenues
Canada	$117,697	$100,095
U.S. south	93,406	87,800
U.S. northeast	88,479	76,147
Total revenues	$299,582	$264,042
Net income	$19,835	$16,710
Net income per weighted average share, basic	$0.21	$0.18
Net income per weighted average share, diluted	$0.21	$0.18
Adjusted net income(A)	$23,342	$18,668
Adjusted net income(A) per weighted average share, basic	$0.25	$0.20
Adjusted net income(A) per weighted average share, diluted	$0.25	$0.20

2009	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$96,473	$94,644	$87,188	$70,983	$349,288
U.S. south	86,882	89,359	83,899	80,047	340,187
U.S. northeast	79,107	84,408	82,613	72,863	318,991
Total revenues	$262,462	$268,411	$253,700	$223,893	$1,008,466
Net income	$9,875	$19,109	$15,105	$9,639	$53,728
Net income per weighted average share, basic	$0.11	$0.20	$0.19	$0.14	$0.64
Net income per weighted average share, diluted	$0.11	$0.20	$0.18	$0.14	$0.63
Adjusted net income(A)	$15,004	$19,819	$14,628	$10,033	$59,484
Adjusted net income(A) per weighted average share, basic	$0.16	$0.21	$0.18	$0.14	$0.71
Adjusted net income(A) per weighted average share, diluted	$0.16	$0.21	$0.18	$0.14	$0.70

2008	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$80,301	$100,965	$99,807	$85,418	$366,491
U.S. south	83,452	87,809	87,392	79,490	338,143
U.S. northeast	79,853	93,461	90,414	78,441	342,169
Total revenues	$243,606	$282,235	$277,613	$243,349	$1,046,803
Net income	$9,919	$16,274	$17,444	$11,322	$54,959
Net income per weighted average share or trust unit, basic and diluted	$0.14	$0.24	$0.25	$0.16	$0.80
Adjusted net income(A)	$14,909	$16,509	$14,232	$15,928	$61,578
Adjusted net income(A) per weighted average share or trust unit, basic and diluted	$0.22	$0.24	$0.21	$0.23	$0.89

Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.

Revenues

Canadian segment revenues expressed in thousands of Canadian dollars

	Q4	Q3	Q2	Q1	Total

2010			$121,066	$104,191
2009	$102,942	$104,996	$102,390	$88,396	$398,724
2008	$99,557	$104,999	$100,754	$85,768	$391,078

2010 less 2009 revenues			$18,676	$15,795
2009 less 2008 revenues	$3,385	$(3)	$1,636	$2,628	$7,646

We continue to generate core price growth and we have also benefited from acquisitions.  In the first and second quarters of 2010, comparative revenue gains are attributable to stronger overall pricing, volume and acquisition contributions as outlined in the Review of Operations — For the three and six months ended June 30, 2010 section of this MD&A.  Should commodity pricing that we enjoyed in the first two quarters of 2010 remain unchanged for the balance of the year, 2010 revenues will benefit comparatively in each of the remaining quarters.  We believe we are on course to meet the revenue expectations we set for our Canadian segment for 2010.  We caution readers that the economic climate remains fragile and can impact certain services we offer and the revenue we generate there from.  Economic disruptions can have a significant impact on our ability to generate revenue growth.

The dip in third quarter 2009 revenues compared to the same quarter in 2008 is the result of fuel surcharges.  In the second and third quarters of 2008, diesel fuel costs were in excess of one dollar and forty cents Canadian per litre.  While third quarter 2008 and 2009 revenues appear consistent period-to-period, 2008 third quarter revenues include fuel surcharges that were approximately C$2,100 higher than the third quarter of 2009.  Fuel surcharges are the primary cause of the disparity in quarterly revenue performance when compared to the balance of the quarter’s year over year.

U.S. south segment

	Q4	Q3	Q2	Q1	Total

2010			$93,406	$87,800
2009	$86,882	$89,359	$83,899	$80,047	$340,187
2008	$83,452	$87,809	$87,392	$79,490	$338,143

2010 less 2009 revenues			$9,507	$7,753
2009 less 2008 revenues	$3,430	$1,550	$(3,493)	$557	$2,044

U.S. south segment revenues have generally delivered a stronger performance than each of the comparative quarters.  We continue to generate revenue growth from pricing and acquisitions.  In the first and second quarters of 2010, comparative revenue gains are attributable to stronger overall pricing, volume and contributions from acquisitions as outlined in the Review of Operations — For the three and six months ended June 30, 2010 section of this MD&A.  Our U.S. south segment is not as exposed to commodity prices when compared to our Canadian and U.S. northeast segments.  While acquisitions contributed to the increase in comparative first and second quarter revenues, strong pricing and volume gains also played a meaningful role in this segments growth.  The timing of contract wins, which commenced in 2009, will impact comparative revenue growth results in the last half of 2010.  We believe that we are on course to meet our U.S. south segment revenue targets we established for 2010.

Similar to the dip we experienced in our Canadian segment, the decline in second quarter 2009 revenues compared to the same quarter in 2008 is the result of declining fuel surcharges.  Fuel surcharge declines totaled approximately $5,100 comparatively.

U.S. northeast segment

	Q4	Q3	Q2	Q1	Total

2010			$88,479	$76,147
2009	$79,107	$84,408	$82,613	$72,863	$318,991
2008	$79,853	$93,461	$90,414	$78,441	$342,169

2010 less 2009 revenues			$5,866	$3,284
2009 less 2008 revenues	$(746)	$(9,053)	$(7,801)	$(5,578)	$(23,178)

Our U.S. northeast segment experienced consecutive quarterly declines in 2009 and has been hardest hit by the economic downturn.  In the fourth quarter of 2009, we began to see the reversal of this trend and are encouraged by our first and second quarter performance in 2010.  Commodity pricing played a role in this segments first and second quarter rebounds, but pricing gains from commercial and industrial revenue streams also contributed to the comparative growth.  Landfill pricing was also a contributing factor to second quarter growth.  As mentioned in our U.S. south segment discussion, our U.S. northeast segment is subject to commodity pricing fluctuations.  An environment of stable commodity pricing and a return to a more robust and vibrant economy, will serve this segment well for the balance of 2010.  We believe we are on course to meet our U.S. northeast segment revenue targets we established for 2010.

Net income

	Q4	Q3	Q2	Q1	Total
2010 - Net income			$19,835	$16,710
2009 - Net income	$9,875	$19,109	$15,105	$9,639	$53,728
2008 - Net income	$9,919	$16,274	$17,444	$11,322	$54,959

2010 less 2009 net income			$4,730	$7,071
2009 less 2008 net income	$(44)	$2,835	$(2,339)	$(1,683)	$(1,231)

Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business.  Net income is also impacted by changes in interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments and other non-operating expenses which are not tied to the seasonal nature of our business and fluctuate with other non-operating variables.

Net income in the first and second quarters of 2010 was approximately $7,100 and $4,700 higher than net income in the comparative periods in 2009.  Higher operating income, driven principally by strong revenue performance, had the most pronounced impact on net income.  Lower interest expense due to lower borrowings and interest rates also contributed to the comparative rise in first and second quarter net income in 2010.  Higher income tax expense stemming from stronger operating results partially offset these positive contributions to first and second quarter net income in 2010.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely out of our control, and in certain circumstances are the result of the accounting treatment we have elected to take with certain hedging arrangements.  Additionally, non-recurring items, including significant transaction and related costs, costs incurred to complete the conversion of the Fund to a corporation, and reorganization costs, have also impacted net income performance quarter-to-quarter.  Net income was higher in the first and second quarters of 2008 compared to 2009.  In the second quarter of 2008, we recorded a gain on financial instruments which was approximately $3,800 higher than the gain recorded in the comparative quarter in 2009.  The gain was the result of fluctuations in interest rates which resulted in fair value gains on interest rate swaps recorded in our U.S. segment.  In the first quarter of 2008, we recognized a deferred income tax recovery compared to a first quarter 2009 deferred income tax expense which contributed an additional $12,500 to 2008 first quarter net income compared to the same quarter in 2009.  The erosion of loss carryfowards in 2009 (deferred income tax expense) compared to the addition of loss carryforwards in 2008 (deferred income tax recovery) in our U.S. segment and timing differences between the carrying value of U.S. segment capital assets and their tax values were the primary contributors to higher deferred income tax expense in 2009 and higher comparative deferred income tax recoveries in 2008.  Contributions to first quarter 2008 net income from deferred taxes, were partially offset by higher net losses on financial instruments, approximately $8,500.  As in the second quarter of 2008, fluctuations in interest rates resulted in fair value losses on interest rate swaps recorded in our U.S. segment.

Net income per weighted average share and trust unit, basic and diluted

Net income per share in the first and second quarters of 2010 is higher than the comparative quarters ended in 2009.  The principle reason for these increases are due to our strong operating performance in the quarters, the impact of FX, and the comparative effect of additional equity issuances in March and June of last year.  Net income per share in 2009 was lower than each of the comparative quarters ended in 2008.  The issue of equity in 2009 was a significant contributor to the comparable decline.

Financial Condition

(all amounts are in thousands of shares and U.S. dollars, excluding per share or option amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada - June 30, 2010	U.S. - June 30, 2010	Consolidated - June 30, 2010	Canada - December 31, 2009	U.S. - December 31, 2009	Consolidated - December 31, 2009

Accounts receivable	$64,577	$66,550	$131,127	$53,134	$58,705	$111,839
Intangibles	$30,971	$78,494	$109,465	$15,188	$85,729	$100,917
Goodwill	$66,174	$574,134	$640,308	$59,884	$570,586	$630,470
Landfill development assets	$3,470	$5,040	$8,510	$2,692	$4,985	$7,677
Capital assets	$173,531	$275,336	$448,867	$161,513	$278,221	$439,734
Landfill assets	$166,039	$478,897	$644,936	$175,154	$486,584	$661,738
Working capital deficit —(current assets less current liabilities)	$(10,337)	$(17,635)	$(27,972)	$(14,826)	$(27,222)	$(42,048)

Accounts receivable

Change - Consolidated - June 30, 2010 versus December 31, 2009	$19,288
Change - Canada - June 30, 2010 versus December 31, 2009	$11,443
Change - U.S. - June 30, 2010 versus December 31, 2009	$7,845

We completed an acquisition in the first quarter of 2010 that contributed approximately $3,500 to the Canadian segment increase.  FX declined, approximately $900, which partially offset the increase attributable to acquired receivables.  Seasonality, organic growth, and the timing of payment receipt are the primary reasons for the remaining increase.  Amounts due from a city in the province of Quebec, for example, accounts for approximately $3,000 of the increase.  The timing and receipt of landfill volumes have also contributed to the period-to-period increase.  The increase in landfill receivables amounts to approximately $1,200.  As noted above, the balance of the increase is due to seasonality and the timing of payment receipt.

The U.S. segment increase is the result of amounts owing from a single customer in the U.S., approximately $3,100, and a large residential contract win which commenced in third quarter of 2009.  Seasonality, organic growth and the timing of payment receipt are the primary reasons for the balance of the increase.

Intangibles

Change - Consolidated - June 30, 2010 versus December 31, 2009	$8,548
Change - Canada - June 30, 2010 versus December 31, 2009	$15,783
Change - U.S. - June 30, 2010 versus December 31, 2009	$(7,235)

Intangibles recognized on an acquisition completed in the first quarter, approximately $20,900, is the primary contributor to the comparative Canadian segment increase.  Normal course amortization and FX partially offset the increase attributable to acquired intangibles and amounted to approximately $4,700 and $400, respectively.  The acquisition in Canada of one solid waste management company was considered a tuck-in.

The decline in U.S. segment intangibles is due to normal course amortization, approximately $8,600, partially offset by intangibles recognized on two acquisitions completed in the period, approximately $1,400.  The acquisitions completed, include one in each of the north and south and both are considered tuck-ins.

Goodwill

Change - Consolidated - June 30, 2010 versus December 31, 2009	$9,838
Change - Canada - June 30, 2010 versus December 31, 2009	$6,290
Change - U.S. - June 30, 2010 versus December 31, 2009	$3,548

As indicated above, we completed the acquisition of one solid waste management company in the first quarter and recognized goodwill of approximately $7,200.  FX, approximately $900, partially offset the increase attributable to acquired goodwill.

Goodwill recognized in our U.S segment is attributable to contingent purchase price payments that we believe are probable of payment beyond a reasonable doubt.  Approximately $3,300 remains unpaid, but was accrued for as at June 30, 2010.

Landfill development assets

Change - Consolidated - June 30, 2010 versus December 31, 2009	$833
Change - Canada - June 30, 2010 versus December 31, 2009	$778
Change - U.S. - June 30, 2010 versus December 31, 2009	$55

Ongoing landfill development initiatives in both Canada and the U.S., and FX on Canadian denominated amounts, account for the comparative change.  The increase in landfill development assets in Canada is due primarily to costs incurred for the expansion of our current Calgary landfill site.

Capital assets

Change - Consolidated - June 30, 2010 versus December 31, 2009	$9,133
Change - Canada - June 30, 2010 versus December 31, 2009	$12,018
Change - U.S. - June 30, 2010 versus December 31, 2009	$(2,885)

Capital asset purchases in Canada (expressed on a cash basis) totaled approximately $13,100.  Capital asset additions were incurred principally to maintain our existing vehicles and containers, contract wins and for infrastructure spending.  Amortization totaled approximately $14,800.  The balance of the change is largely attributable to capital assets recognized on an acquisition completed in the period, which was principally comprised of vehicles, containers, land, buildings and equipment, approximately $18,100.  Working capital adjustments, approximately $1,700, FX, approximately $2,400, and disposals, partially offset the net increase outlined above.

The decrease in U.S. segment capital assets is a function of amortization, approximately $24,200.  Capital asset additions (expressed on a cash basis), approximately $21,600, were incurred principally for new contract wins, landfill equipment, with the balance attributable to the maintenance of our current compliment of assets.  Disposals and working capital adjustments represent the balance of the change.

Landfill assets

Change - Consolidated - June 30, 2010 versus December 31, 2009	$(16,802)
Change - Canada - June 30, 2010 versus December 31, 2009	$(9,115)
Change - U.S. - June 30, 2010 versus December 31, 2009	$(7,687)

FX represents approximately $2,100 of the decrease in our Canadian segment.  Amortization, approximately $10,900, which includes the amortization of capitalized asset retirement obligations also contributed to the period-to-period decline.  Additions (expressed on a cash basis) totaled approximately $3,600.  Additions represent cell or site development principally at our Lachenaie and Winnipeg landfills.  Capitalized asset retirement obligations partially offset by working capital adjustments represent the balance of the change.

Amortization, including the amortization of capitalized landfill closure and post-closure costs, approximately $19,400, is the primary reason for our U.S. segment decline.  Additions (expressed on cash basis), approximately $10,300, and capitalized asset retirement obligations, approximately $2,000, were partial offsets to amortization.  Landfill construction and provisions for wetlands mitigation at our Seneca Meadows site is the primary contributor to landfill asset additions and capitalized landfill closure and post-closure costs in the period.  Working capital adjustments represent the balance of the change.

Working capital deficit

Change - Consolidated - June 30, 2010 versus December 31, 2009	$14,076
Change - Canada - June 30, 2010 versus December 31, 2009	$4,489
Change - U.S. - June 30, 2010 versus December 31, 2009	$9,587

The decline in our Canadian segment working capital deficit is due to the following: higher accounts receivable balances due to an acquisition completed in the first quarter of 2010 coupled with strong organic growth, seasonality and the timing of payment receipt, higher cash balances due to the timing of payments and collections, lower accounts payable due to payments made in 2010 in respect of capital and management incentive awards, which was partially offset by higher income taxes payable due to a strong operating performance and the timing of payments and higher accruals largely attributable to the timing of payroll.

The decline in our U.S. segment working capital deficit is the result of the following: higher accounts receivable balances due to organic growth, seasonality and the timing of payment receipt, most notably from a single customer in the U.S. and a large residential contact win that commenced in the third quarter of 2009, lower accounts payable due to payments made in the first half of 2010 in respect of capital and management incentive awards, declines in other liabilities due to lower fair values for interest rate swaps, partially offset by higher accrued charges resulting principally from higher insurance reserve accruals.

Disclosure of outstanding share capital

	June 30, 2010
	Shares	$

Common shares	82,383	1,083,839
Special shares	11,048	—
Total common and special shares	93,431	1,083,839
Restricted shares	(225)	(3,928)
Total contributed equity	93,206	1,079,911

	July 27, 2010
	Shares	$

Common shares	110,354	1,635,706
Special shares	11,048	—
Total common and special shares	121,402	1,635,706
Restricted shares	(225)	(3,928)
Total contributed equity	121,177	1,631,778

The dollar value of common shares issued at July 2, 2010 does not include share issuance costs incurred on their issuance as all incurred amounts are not currently known.  Accordingly, the dollar value attributable to common shares as set forth at July 27, 2010 will be adjusted for issuance costs in our third quarter report.

Changes to share capital resulting from the acquisition of WSI

In connection with our acquisition of WSI, we issued 27,971 common shares to WSI’s shareholders on July 2, 2010.  Under the terms of the Agreement, we issued 0.5833 of our common shares for each WSI common share issued and outstanding on the date of close.

In accordance with the Agreement, we assumed WSI’s stock incentive plans on the closing of the acquisition.  Accordingly, we are obligated to issue a maximum of 505 common shares as a result of the WSI stock option plans we assumed on closing.  The options have grant dates ranging from October 26, 2005 to March 16, 2009 and expire between October 26, 2010 and March 16, 2016.  The exercise prices for these options range from $7.42 to $18.93.

In addition, we assumed WSI’s warrants which were unexercised and outstanding on the closing of the acquisition.  Accordingly, we assumed warrants to issue 194 common shares at an exercise price of C13.89 per share.  These warrants are held by an executive officer of the Company, who is also a director, and certain members of his immediate family.  These warrants have an issue date of September 7, 2001 and expire on the tenth anniversary from issuance, September 7, 2011.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors.  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.  The number of special shares outstanding is equivalent to the exchange rights granted to holders of the PPSs.  Participating preferred shareholders have the right to exchange one PPS for one hundred common shares of the Company.  For each PPS exchanged one hundred special shares are automatically cancelled.

Preferred Shares

At June 30, 2010, no preferred shares are outstanding.  Each series of preferred share, when issued, shall have rights, privileges, restrictions and conditions which are determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Non-controlling interest

As of July 27, 2010, 11,048 PPS equivalents remain outstanding.  Each PPS equivalent is exchangeable into a common share of the Company and each holder of a PPS equivalent receives dividends equal to those received by the Company’s common shareholders.  Assuming the exchange of all PPS equivalents, 93,431 common shares would be outstanding at June 30, 2010 and 121,402 common shares would be outstanding at July 27, 2010.

We anticipate that, pursuant to certain mandatory exchange provisions governing the PPSs, all remaining outstanding PPS will be exchanged for 11,048 common shares of the Company prior to December 31, 2010.  At that time, the outstanding special shares of the Company will also be redeemed in full.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	June 30, 2010
	Payments due
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt(4)	$657,016	$200,830	$292,500	$54,686	$109,000
Interest on long-term debt(5)	116,832	15,866	31,249	8,234	61,483
Landfill closure and post-closure costs, undiscounted	435,462	5,248	14,251	16,292	399,671
Interest rate swaps	8,608	5,747	2,861	—	—
Commodity swaps	1,994	466	1,528	—	—
Operating leases	44,384	7,500	12,411	12,042	12,431
Other long-term obligations(6)	19,800	—	—	19,800	—
Total contractual obligations	$1,284,096	$235,657	$354,800	$111,054	$582,585

Notes:

(4)          Due to the renegotiation of our current Canadian credit facility, we are not required to classify the outstanding debt as current on our condensed consolidated balance sheet at June 30, 2010.  However, for the purpose of presenting our contractual obligations, all amounts owing under our current Canadian credit facility are included in the less than 1 year classification due to a May 30, 2011 maturity date.

(5)          Interest on long-term debt is comprised of interest on both fixed and variable interest rate debt.  Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at June 30, 2010.  Interest is calculated through the period to maturity for all long-term debt instruments.

(6)          Other long-term obligations include the following: payments for a license agreement to use the trade name “BFI” and the related logo in our Canadian segment for the period from June 30, 2015 to June 30, 2034.  Contingent consideration in respect of certain acquisitions is not included in the table above.

As outlined below, in the Changes to long-term debt occurring in conjunction with WSI acquisition section of this MD&A, we entered into amended and restated credit facilities in Canada and the U.S.  Details of the new facilities and amounts drawn on the date of closing are provided below.

Long-term debt

Summary details of our long-term debt facilities at June 30, 2010 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Condensed Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities - stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$305,000	$213,000	$39,872	$52,128

U.S. long-term debt facilities - stated in U.S. dollars
Term loan	$195,000	$195,000	$—	$—
Revolving credit facility	$588,500	$97,500	$128,088	$362,912
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(7)	$194,000	$109,000	$—	$85,000

Note:

(7)          Drawings on IRB availability at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility and requires us to issue letters of credit for an amount equal to the IRB amounts drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. long-term debt facilities)

At June 30, 2010, funded long-term debt to EBITDA is as follows:

	June 30, 2010		December 31, 2009
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	1.93	2.34	1.92	2.56
Funded debt to EBITDA maximum (8)	2.75	4.00	2.75	4.00

Note:

(8)          Our U.S. long-term debt facility precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times.

Changes to long-term debt occurring in conjunction with the WSI acquisition

Closing Agreements

On June 23, 2010, we entered into a Closing Agreement with the credit parties to our Sixth Amended and Restated Credit Facility Agreement in Canada (the “Canadian facility”).  The purpose of entering into this agreement was to secure the terms and conditions of the Canadian facility and certain arrangements regarding funding of the WSI acquisition at closing.  As consideration for entering into this agreement, we incurred a ticking fee equal to 72.5 basis points per annum calculated on the total commitment available under the Canadian facility, C$525,000.  The ticking fee was calculated daily and was payable from the date of the agreement to the earlier of the Canadian facility being executed or 60 days from the execution date of the Closing Agreement.

On June 14, 2010, we entered into a Closing Agreement with the credit parties to our Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”).  The purpose of entering into this agreement is consistent with the purpose outlined above for our Canadian facility.  As consideration for entering into this agreement, we incurred a ticking fee equal to 50 basis points per annum calculated on the total commitment available under the U.S. facility, $950,000.  The ticking fee was calculated daily and was payable from the date of the agreement to the earlier of the execution of the U.S. facility or July 30, 2010.

Canadian facility

On July 2, 2010, in connection with the closing of the WSI acquisition, the Canadian facility became effective.  Monies available from the Canadian facility were used to repay WSI’s outstanding Canadian indebtedness on closing and are available for general corporate purposes, including permitted acquisitions, subject to certain restrictions.  Entering into the Canadian facility increased our availability from C$305,000 to C$525,000 and increased the total additional availability under the facility (the “accordion feature”) from C$45,000 to C$125,000.  All committed monies under the Canadian facility are revolving.  In addition, the maturity date was extended from May 30, 2011 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined Canadian companies.  Financial covenant amendments included an increase in the maximum funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the Canadian facility, from 2.75 times to 3.0 times.  The funded debt to EBITDA ratio covenant may also expand to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeds C$75,000.

Pricing on advances drawn under the facility increased by 125 basis points when our funded debt to EBITDA ratio is in excess of 2.0 times, and by 100 basis points when our funded debt to EBITDA ratio is below 2.0 times.  The Canadian facility also introduced new pricing layers for funded debt to EBITDA positions below 1.0 times and in excess of 2.5 times.  Pricing ranges from 112.5 to 237.5 basis points over bank prime for borrowings on prime and 212.5 to 337.5 basis points over bankers’ acceptances (“BAs”) for borrowings on BAs.  Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points.  Standby fees increased by 32.5 basis points, and range from 55 to 85 basis points, while non-financial letters of credit increased by approximately 82.5 basis points.

Security under the Canadian facility remained largely unchanged, and represents a first priority perfected security interest over all personal and real property of the Canadian operating companies and a pledge of the Canadian operating entities equity held by the Canadian parent.

On July 2, 2010, advances under the Canadian facility were C$348,000 and total letters of credit outstanding amounted to C$52,316.  Available capacity under the facility, excluding the accordion, at July 2, 2010 was C$124,684.  In addition, our funded debt to EBITDA ratio on closing (as defined and calculated in accordance with our Canadian facility) was 2.08 times.

Canadian Trust Indenture

On July 2, 2010, we entered into the Fifth Amended and Restated Trust Indenture (the “trust indenture”).  The purpose of entering into the trust indenture was to permit us to repay WSI’s outstanding Canadian indebtedness with accommodations available under the Canadian facility.  The amount drawn, maturity, pricing, security and significant terms and covenants in the trust indenture were largely unchanged.  Covenant modifications generally reflected the financial condition and operations of the combined Canadian companies and to achieve alignment with changes to the Canadian facility.  The financial covenant, funded debt to EBITDA, (as defined and calculated in accordance with the terms of the trust indenture) and referred to above in the Canadian facility section, was modified similarly in the trust indenture.  While pricing remained unchanged, pricing was modified to allow for an additional charge should our credit quality deteriorate.  Credit quality deterioration, includes, but is not limited to, a rating agency downgrade below investment grade and a funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the trust indenture, which exceeds 2.75 times.

U.S. facility

On July 2, 2010, in connection with the closing of the WSI acquisition, our U.S. facility became effective.  Monies available from the U.S. facility were used to repay WSI’s outstanding U.S. indebtedness on closing and are available for permitted acquisitions, subject to certain restrictions, capital expenditures, to refinance existing indebtedness, working capital, letters of credit and for general corporate purposes.  Entering into the U.S. facility increased our availability from $783,500 to $950,000 and increased the total additional availability under the facility (the “accordion feature”) from $36,500 to $300,000.  All committed monies under the U.S. facility are revolving.  In addition, the maturity date was extended from January 21, 2012 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined U.S. companies.  Financial covenants under the U.S. facility remain principally unchanged and include a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.0 times, a minimum rolling four-quarter EBITDA to interest expense ratio of 2.5 times, a capital expenditure maximum of 1.1 times actual depreciation and landfill depletion expense for any fiscal year and precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times, all of which are defined and calculated in accordance with the terms of the U.S. facility.  The U.S. facility requires that we maintain interest rate hedges at fixed rates for at least 40% of the total funded debt, as defined therein.  This requirement is unchanged from the conditions included in the preceding facility.  We are not required to comply with this condition until October 2010.

Pricing on advances drawn under the facility increased by 125 basis points for LIBOR rate advances at all pricing levels and by 150 to 200 basis points for bank prime advances.   Pricing ranges from 250 to 325 basis points over LIBOR for borrowings on LIBOR and 150 to 225 basis points over bank prime for prime rate advances.  Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points.  Standby fees were largely unchanged and range from 37.5 to 62.5 basis points, while letters of credit increased by approximately 125 basis points.

Security under the U.S. facility remained relatively unchanged, and represents a first priority perfected security interest over all personal and real property of the U.S. operating companies and a pledge of the U.S. operating entities equity held by the U.S. parent.

On July 2, 2010, advances under the U.S. facility were $650,000 and total letters of credit outstanding amounted to $139,683.  Available capacity under the facility, excluding the accordion, at July 2, 2010 was $160,317.  In addition, our funded debt to EBITDA on closing (as defined and calculated in accordance with our U.S. facility) was 3.24 times.

Other notes

In connection with the WSI acquisition, we assumed various notes which included a secured note payable to WCA of Florida LLC (“WCA”).  The note has an original issue date of June 29, 2007 and was originally issued for $10,500.  The note is non-interest bearing and requires payments of $125 per month until its maturity in June 2014.  The note was entered into as part of a transaction between WSI and WCA to acquire certain WCA assets in Florida and to sell certain WSI operations in Texas.

In addition, we assumed a note payable with an original issue date of June 14, 2002 and issue amount of $3,500.  The note bears interest at 6.678% and is payable in 180 equal monthly payments of $31, or the equivalent of $370 annually.  The note matures on June 14, 2017 and the balance outstanding at July 2, 2010 was $2,064.  The note is unsecured.

We also assumed a note payable under a financing arrangement for a piece of equipment purchased in 2006.  At closing, the total remaining payments under this note amount to $38 and the note will be fully repaid by November 2010.

Long-term debt to pro forma adjusted EBITDA(A)

On the closing of the WSI acquisition, and including other completed acquisitions, our pro forma adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is approximately 2.6 times.

Changes to long-term debt in the period ended June 30, 2010

Canadian long-term debt facilities

In the first quarter of 2010, we borrowed C$50,000 to fund an acquisition.  Borrowings incurred in respect of this acquisition were higher than two times the acquisitions contribution to EBITDA(A).  Accordingly, our funded debt to EBITDA ratio increased comparatively.  In the second quarter of 2010, we repaid C$19,000 of advances under the facility due in large part to strong cash from operating activities.

U.S. long-term debt facilities

In the first and second quarters, we repaid $10,000 and $18,000, respectively.  Strong cash flow from operations and lower capital and landfill expenditures, partially offset by acquisitions, are the primary reasons we were able to repay indebtedness aggressively.

Long-term debt to adjusted EBITDA(A)

At June 30, 2010, we are not in default of our Canadian and U.S. long-term debt facility covenants.  As a reminder, covenants are not subject to FX fluctuations.  Holding the FX rate at parity results in a long-term debt to adjusted EBITDA(A) ratio of 2.05 times.  Readers are further reminded that contributions to adjusted EBITDA(A) from acquisitions completed within the last twelve months are not included in this ratio.  We have two revolving credit facilities to support our Canadian and U.S. operations, each of which require financial covenant tests to be prepared independently, and both facilities allow for pro forma acquisition contributions.

Risks and restrictions

A portion of our term loan, our two revolving credit facilities, and a portion of our IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on bankers’ acceptances or LIBOR.  U.S. drawings, $97,500, together with amounts drawn on our Canadian revolving facility, C$213,000, and amounts drawn on a portion of our IRBs, $64,000, are subject to interest rate risk.  A 1.0% rise or fall in the variable interest rate results in a $975, C$2,130 and $640, change in annualized interest expense, respectively.  A rise or fall in interest expense in our Canadian segment has a direct impact on current income tax expense.  Accordingly, a C$2,130 increase in interest expense reduces current income tax expense by approximately C$600.  Currently, our U.S. segment has losses available for carryforward to shelter income otherwise subject to income tax.  Accordingly, a $975 and $640 increase in interest expense will result in a lower deferred income tax expense of approximately $600.  The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. segments, respectively, should interest rates decline.

We are obligated under the terms of our debenture, term loan, revolving credit facilities, and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities.  Failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness.  If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.

The terms of the facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  Failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.

Fuel hedges and interest rate swaps

Fuel hedges - U.S. segments

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	500,000	$2.04	NYMEX Heating Oil Index	January 2010	December 2010
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013

Fuel hedges - Canadian segment

Date entered	Notional amount (litres per month - expressed in litres)	Diesel rate paid (expressed in C$’s)	Diesel rate received variable	Effective date	Expiration date

September 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012

Interest rate swaps

Date entered	Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

September 2007	$75,000	4.72%	0.29%	October 2007	October 2010
April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012

Other

Canadian rating

On July 2, 2010, DBRS confirmed their BBB low rating on our Canadian senior secured series B debentures.  This announcement removed our rating from under review with developing implications which DBRS issued on November 12, 2009.

U.S. ratings

In November 2009, Standard & Poor’s (“S&P”) announced that the WSI merger agreement would not by itself affect the corporate rating of our U.S. facility.  Accordingly, our U.S. facility is rated BB+ stable by S&P.  On May 5, 2010, Moody’s Investor Service (“Moody’s”) upgraded our rating on our U.S. term loan and revolving credit facility in anticipation of closing the WSI acquisition.  Moody’s rating upgrade moved us from a rating of B1 to Ba2 stable.

Cash flows

	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change
Cash flows generated from (utilized in):

Operating activities	$81,196	$66,456	$14,740	$125,236	$116,052	$9,184
Investing activities	$(30,034)	$(59,857)	$29,823	$(102,635)	$(78,542)	$(24,093)
Financing activities	$(49,471)	$(6,408)	$(43,063)	$(18,821)	$(39,236)	$20,415

Operating activities

Three months ended

Changes in non-cash working capital contributed approximately $7,000 to the comparative increase.   The non-cash change in working capital, representing an additional source of cash is attributable to higher accounts payable and accrued charges, higher income taxes payable, partially offset by higher accounts receivable (net of accounts receivable acquired by way of acquisition).  The increase in accounts payable and accrued charges accounts for approximately $18,400 of the current quarter source of working capital.  The increase is attributable to transaction costs, accrued management incentive awards, accrued stock based compensation, accrued payroll, accrued environmental surcharges and the accrual of contingent acquisition payments, which in aggregate are the primary reasons for this source of cash.  Higher income taxes payable represent an approximately $5,600 source of cash.  Higher cash taxes payable by our Canadian segment and the timing of these payments is the primary reason for the increase.  The increase in accounts receivable, net of acquired receivables, is outlined in the Financial Condition — Accounts receivable section of this MD&A.

As indicated, we delivered strong operating results in the second quarter of 2010, which generated net income that was approximately $4,700 higher than net income in the second quarter of 2009.  As outlined previously in this MD&A, higher operating income, driven principally by strong revenue performance, had the most pronounced impact on net income.  Lower interest expense due to lower borrowings and interest rates also contributed to the comparative rise in 2010 second quarter net income.  Higher income tax expense stemming from stronger operating results partially offset these positive contributions to comparative second quarter net income in 2010.

Six months ended

For the six months ended, higher operating income, driven principally by strong revenue performance, had the most pronounced impact on net income.  Higher net income accounts for approximately $11,800 of the comparative increase in cash generated from operating activities.  Lower interest expense due to lower borrowings and interest rates also contributed to the comparative rise of year-to-date net income in 2010.  Higher income tax expense due to stronger operating results partially offset these positive contributions to comparative year-to-date net income in 2010.

Changes in non-cash working capital partially offset strong contributions to cash generated from our operating performance.  Changes in non-cash working capital represents a use of cash amounting to approximately $6,700.  The comparative change in non-cash working capital is due in large part to higher accounts receivable balances, partially offset by higher accruals and higher income taxes payable.  As outlined above for the three months ended, the increase in accounts receivable, net of acquired receivables, is outlined in the Financial Condition — Accounts receivable section of this MD&A.  Higher accrued charges are attributable to higher accrued stock based compensation balances, accrued property taxes and accrued insurance.  Higher income taxes payable represent an approximately $8,100 source of cash.  Higher cash taxes payable by our Canadian segment and the timing of these payments is the primary reason for the increase.

Investing activities

Three months ended

Cash utilized in investing activities declined approximately $29,800 comparatively.  Approximately $18,900 of the declines is attributable to acquisitions.  Closing the WSI acquisition was our primary focus in the quarter which is partially responsible for the comparative decline in acquisitions completed.  Lower capital and landfill spending, approximately $10,700, in aggregate, also contributed to the decline in cash utilized in investing activities and the reasons for this decline is addressed in the Other Performance Measures — Capital and landfill purchases section of this MD&A.

Six months ended

On a year-to-date basis, current year acquisition activity outpaced the comparative period by approximately $33,300.  A Canadian segment acquisition completed in the first quarter of 2010 for approximately $48,800 accounts for the bulk of the year-to-date increase.  Lower capital and landfill spending, approximately $11,100, in aggregate, partially offset the use of cash spent for acquisition activities.  Lower capital and landfill spending is addressed in the Other Performance Measures — Capital and landfill purchases section of this MD&A.

Financing activities

Three months ended

In the current quarter, we repaid approximately $36,000 of long-term debt advances net of borrowings and paid approximately $11,400 in dividends, which in total represents total utilized cash amounting to approximately $47,400.  In the comparative quarter, total cash utilized in financing activities totaled approximately $6,400.  Unlike the current year, we drew more debt than we repaid, net of proceeds from an equity issuance, approximately $10,700, which is due in large part to more acquisition activity and higher capital and landfill spending in the comparative period.  Dividend payments in the comparative period, representing a use of cash, totaled approximately $16,700.  Dividend payments were higher in the comparative period, due to higher dividend per share amounts partially offset by a lower issued and outstanding share count.

Six months ended

Cash utilized in financing activities declined period-to-period by approximately $20,400.  In the comparative period, we repaid approximately $19,900 of long-term debt advances, net of proceeds from equity issuances, compared with net current period drawings of $5,800.  The resulting difference represents a higher comparative cash use of approximately $25,700.  This higher cash use was partially offset by higher comparative dividend payments in the current year-to-date period of approximately $3,900.  Higher current period dividend payments are due to a higher issued and outstanding share count, partially offset by a lower current period dividend rate paid per share.  The balance of the change relates principally to the payment of deferred financing costs.

Critical Accounting Estimates

General

Our MD&A is based on our financial statements, which have been prepared in accordance with U.S. GAAP.  In the preparation of our financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and, where and as applicable, related disclosure of contingent assets and liabilities.  On an ongoing basis we evaluate our estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.  These areas include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill, income taxes, accrued accident claims reserves and other areas of our business.  Our estimates are based on historical experience, our observance of trends in particular areas and information or valuations and various other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources.  Actual amounts could differ significantly from estimated amounts.

We believe that we employ significant estimates in the determination of certain accounting amounts in the areas outlined below.

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we employ a variety of assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a  material adverse or positive effect on our financial condition and operating performance, all else equal.  Material inputs tied to commodity prices, which may include fuel or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering estimates.  Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste.  However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Our cost estimates are estimated applying present value techniques.  Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs.  Inversely, an increase will result in lower recorded landfill closure and post-closure cost estimates.  Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs.  A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers and reviewed by management having the appropriate level of knowledge and expertise.  An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods.  All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A).  Landfill amortization expense will decline by a similar amount.  The inverse holds true for a decrease in capacity estimates.  Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance.  If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure cost estimates will increase.  Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction.  A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation or its ability to operate as a going concern.

Landfill assets

Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to, the following: engineering estimates for materials and labour to construct landfill capacity, inflation, landfill capacity estimates, and government oversight and regulation.

Changes to any of our estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental change that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive impact on our financial condition and results of operations.  Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets.  Higher landfill asset amortization typically will be recorded over a shorter period of time to reflect the constrained life of the site.  Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when the landfill is being constructed but is not available for use.  These amounts are amortized over the period in which the landfill actively accepts waste.  Any change to capacity estimates will impact the period over which these costs are amortized.  A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge on landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment  when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood  that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.  We have identified our reporting units as our operating segments and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.

The impairment test is a two step test.  The first test requires us to compare the fair value of our reporting units to their carrying amounts.  If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.  The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  In determining fair value, we have utilized a discounted future cash flow approach.  Additional measures of fair value are also considered by us.  Accordingly, we compare fair values determined using a discounted future cash flow approach to other fair value measures which may include some of all of the following: adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  There may be circumstances where an alternative method to determine fair value is a more accurate measure.  Accordingly, if our enterprise value declines due to share price erosion or our adjusted EBITDA(A) declines as a result of a more pronounced and prolonged recession, loss of business or loss of operating permit, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.

Our annual impairment test was completed on April 30, 2010, at which time we determined that the fair value of each of our reporting units substantially exceeded their carrying amounts.  Accordingly, the annual impairment test did not result in the recognition of an impairment loss.

We continue to monitor both economic and financial conditions and re-perform our goodwill test for impairment as conditions warrant.

Income taxes

Deferred income taxes are calculated using the liability method of accounting.  Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change occurs.  Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance in the determination of deferred income tax assets.

Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive effect on our financial condition and operating performance.  In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryfowards which could have a significant impact on deferred income taxes.

The recognition of deferred tax assets related to unutilized loss carryfowards is supported by our historical and expected continuing ability to generate income subject to tax.  While unlikely, should we be unable to continue generating income subject to tax, deferred tax assets stemming from unutilized loss carryforwards may not be available to us prior to their expiry.  We have historically and will continue to use every effort to ensure that discretionary tax deductions are curtailed in periods where the expiry of loss carryforwards are imminent to maximize our realization of these deferred tax assets.  Should we not be able to realize our deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determined the losses to be less likely than not to be realized.  Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryfowards, approximately $98,500.  In light of our historical ability to generate income subject to tax and based on our expectations for the future, we view the risk of not realizing these deferred tax assets as low.

We recognize accounting expense related to landfill closure and post-closure costs.  While these accounting expenses are recorded in our statement of operations they are not deductible for tax on a similar basis.  We are obligated under the terms of our landfill operating permits to satisfy the obligations for closure and post-closure monitoring at each site.  We view our historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that we will continue as a going concern, and, as such, deem the risk of not recognizing these deferred tax assets as low.

Accrued accident claims reserve

In the U.S. we are self-insured for certain general liability, auto liability, and workers’ compensation claims.  For claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred.  Annually, we use independent actuarial reports as a basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates include, but are not limited to, the following: estimates for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation, including a variety of option pricing model estimates; and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Improving Fair Value Measurements and Disclosures

In January 2010, FASB issued additional disclosure guidance aimed at improving fair value measurements and disclosures.  This amending guidance sets forth new disclosures which include the following: disclosure of  significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation of fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3).  For us, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011.  This guidance is not expected to have a significant impact on our financial statements.

Related Party Transaction

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

On January 4, 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each.  The remaining fifty percent ownership interests are held by two trusts.  The brother of our Vice Chairman and Chief Executive Officer serves as a trustee for both trusts.  Our Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts.  The Company’s Vice Chairman and Chief Executive Officer has no economic interests in the trusts or their underlying assets.  The business conducted by each of these two companies is consistent with the business of the Company and is comprised principally of compactor and related equipment rental. Our investment in these companies totaled approximately $3,300 or C$3,400, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

We are accounting for our investments in these companies using the equity method of accounting.  The equity method of accounting requires that we record our initial investment cost and the carrying value of our investment is subsequently adjusted to include our pro rata share of post-acquisition earnings from the investee, computed by the consolidation method.  The amount of the adjustment is included in the determination of our net income.  In addition, our investment in these companies is also increased or decreased to reflect our share of capital transactions and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from our investee reduce the carrying value of our investment.

Related party transactions - WSI

The father-in-law of our Executive Vice President Corporate Development was employed by WSI until his retirement in October 2008.  As partial consideration for his retirement he will receive C$300 in 2010 and C$100 for each year until death.

WSI leases office space which is owned by the son of one of our directors.  The lease commenced in 2004 and has a lease term of ten and a half years, with a right to extend for further five years.  The cost of the lease approximates C$300 annually.

These transactions are in the normal course of operations.

Outlook

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the goal of delivering value to its shareholders.  Management’s objective is continuous improvement, which equates to a focus on revenue growth and effective cost management.  New market entry, existing market densification, and landfill development will be our continued focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase internalization.  Our strengths remain founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement expenditure requirements, and stable cash flows.  We remain committed to actively managing these strengths in the future.

Reasons for acquiring WSI

We executed the acquisition pursuant to our strategy of growth through acquisition.  Specifically, we believe that the acquisition will provide us with the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines.  In addition, the transaction will enable us to increase our internalization in the Canadian and U.S. northeast markets.  We believe that the acquisition of WSI will create significant annual synergies and cash flow and earnings per share accretion, enhancing short-term and long-term returns to our shareholders.  We plan to direct the additional cash flow expected to be created from the acquisition towards funding growth, dividend payments, additional accretive strategic acquisitions and debt reduction.

2010 Outlook

We provided our updated outlook for 2010 which includes WSI, several tuck-in acquisitions completed in the first and second quarters of 2010 and the SWDI LLC acquisition we completed on July 1, 2010.  Our outlook assumes no change in the current economic environment and excludes the impact of any additional acquisitions.  For the purposes of these estimates, we are assuming a Canadian to U.S. currency exchange rate of $0.952.

The outlook provided below is forward looking.  Our actual results may differ materially and are subject to risks and uncertainties which are outlined in the Risk and Uncertainties section of this MD&A.

•          Revenue is estimated to be in a range of $1.395 to $1.415 billion

•          Adjusted EBITDA(A) is estimated to be in a range of $405 to $417 million

•          Amortization expense, as a percentage of revenue, is estimated to be in a range of 14.5% to 15.0%

•          Capital and landfill expenditures are estimated to be in a range of $127 to $137 million

•          The effective tax rate is estimated to be around 37.5% to 38.5% of income before income tax expense and net loss from equity accounted investee

•          Cash taxes are estimated to be between $38 to $39 million

•          Free cash flow(B) is estimated to be in a range of $190 to $200 million

•          Expected annual cash dividend of $0.50 Canadian per share, payable on a quarterly basis

Strategy

Increase collection density.  We seek to compete in high density, urban markets that provide us with the opportunity to further develop our market positions.  Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration.  In addition, driving additional revenue per hour against a fixed cost base creates operating leverage in our business model.  We will continue to focus on existing markets that support our market strategy and will pursue new markets that provide an opportunity to apply our operational strategy.

Optimize asset mix to improve return on capital.  We seek to balance the composition of our assets within our segments and operating areas to effectively implement our asset productivity strategies.  By optimizing our collection and disposal asset base around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital.  Our asset mix in Canada has consistently generated strong adjusted EBITDA(A) in each of the last five years.  We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations.  For example, our asset footprint in our northeast segment has a higher proportion of landfill operations than we deem optimal.  Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies through our collection assets in this or adjacent segments.

Generate internal growth. Through focused business development efforts, we strive to increase contracted waste volumes in the markets we serve.  In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations.  By increasing route density, we can enhance the internalization and margin profile of our existing operations.  In addition, we intend to apply different pricing strategies, when appropriate, to appropriately capture the value of our service offerings.

Enhance internalization.  We seek to increase our internalization of waste in markets we serve by controlling the waste stream, from our collection to our disposal operations.  Internalization gives us a greater ability to control costs by avoiding third-party landfill tipping fees and allows for better asset utilization within our business.   We believe vertical integration is critical to maintaining access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed in order to economically operate these facilities.  We aim to increase route density and acquire assets that enhance vertical integration opportunities in markets that support our internalization goals.

Pursue strategy enhancing acquisitions.  We employ a disciplined approach to evaluating strategic acquisitions.  We intend to pursue acquisitions that support our market strategy and are accretive on a free cash flow(B) measure before synergies.  Our acquisition efforts are focused on markets that we believe enhance our existing operations or provide significant growth opportunities.  We believe that our experienced management team, decentralized operating strategy, financial strength and scale make us an attractive buyer for acquisition targets.

Operations

Our objective is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customers, with a view to eliminating variability in our operating results and cash flows.  However certain services and contracts make it difficult to recover fuel and commodity price variability.  Therefore, to eliminate a portion of this variability, we may enter into fuel and commodity hedges.  Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

We believe that our revenues are closely correlated to both gross domestic product (“GDP”) growth and overall population growth in the segments we serve.  In Canada, the GDP growth forecast is approximately 2.5 to 3.0% for 2010.  Accordingly, and at a minimum, we expect to realize 2010 revenue growth in Canada of not less than 2.5 to 3.0%, on the assumption GDP forecasts for 2010 materialize.  In addition, we remain committed to the pursuit of volume and organic growth to improve density and productivity, and we will continue to look for core pricing growth in the markets we service.  Further, we will look to maximize landfill tonnages and recover operating cost variances resulting from diesel fuel pricing and other cost variables, and we will continue our growth through strategic tuck-in acquisition.

In the U.S., the GDP growth forecast is approximately 2.5 to 3.0% for 2010.  We expect our U.S. south operations will benefit from this GDP growth; however we are less optimistic that our operations in the U.S. northeast will grow at this pace in 2010.  Not unlike our Canadian operations, we will continue to execute our market focused strategies, to influence price, volume, densification and productivity.  We will continue to pass along operating cost variability and continue our growth through strategic acquisition.

As outlined in the WSI Acquisition section of this MD&A, successfully closing the acquisition with WSI will result in a significant change in our consolidated revenues for 2010.

Other

Cross listing

In connection with our New York Stock Exchange (“NYSE”) listing and U.S. public offering, our shares are listed on both the Toronto and New York stock exchanges.  Investors and potential investors can trade our common shares on either exchange.  Since cross listing, we have experienced a two fold increase in the total average daily trading volume of our common shares.

Taxation

In conjunction with our conversion from an income trust to a corporation, intercompany notes existing, prior to conversion, were effectively repaid or capitalized.  Accordingly, intercompany interest expense borne by our subsidiaries is, post conversion, no longer available to shelter income subject to tax.  We have effectively utilized the tax shelter available from carryforward losses in our Canadian segment, which has resulted, and will continue to result in, higher comparative cash tax expense in 2010.  Please refer to the liquidity section below for additional details.

In March 2010, the Minister of Finance announced that it intends to allow property losses that would have otherwise been lost to subsidiaries of an income trust on the trust’s wind-up.  This position requires enactment before we can record the benefit for accounting purposes.  The benefit is expected to be in excess of C$3,000.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition.  Growth through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets.  We remain confident we will continue to generate free cash flow(B) in excess of our dividend payments and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition.  Significant growth, especially through strategic acquisition, will require continued access to debt and equity in the capital markets.  Any capital market restrictions could affect our growth through strategic acquisition.  We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term demands for growth.

Liquidity

Our ability to generate cash from operations is strong.  In 2009, we effectively utilized all remaining losses available to shelter income otherwise subject to tax in our primary Canadian operating companies.  Accordingly, we expect current income taxes will rise in 2010, all things equal.

In connection with the acquisition of WSI, we amended and restated our Canadian and U.S. credit facilities on July 2, 2010.  Please refer to the Liquidity and Capital Resource section of this MD&A for further details.  While we expect to enjoy significant cash flows contributed from WSI’s operations, post-acquisition, we will incur higher comparative borrowing costs on Canadian and U.S. credit facility advances.  Interest expense is fully deductible against income subject to tax.  Accordingly, higher interest expense will result in lower tax expense.

In addition, borrowing rates are at historical lows in both Canada and the U.S.  Accordingly, if the economy strengthens, we would expect interest rates to increase commensurate with the improvement in the economy.  An increase in interest rates results in higher interest expense partially offset by lower current or deferred income tax expense.

Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating the business, steady state, and paying dividends, as currently set forth by our Board of Directors.  If we do not execute on our strategy to grow through acquisition, we expect that excess cash would initially be applied against long-term debt advances and secondarily to the repurchase of our common shares or the payment of higher dividends.  Executing significant acquisitions will impact our available liquidity and can affect our borrowing rates.  Our corporate development team continues to pursue and execute our strategy of growth through acquisition.  However, it is difficult to ascertain which targets will effectively be acquired and when these acquisitions will impact on our liquidity.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income or loss.  An increase in dividends paid by IESI, or the inability of IESI to return capital, will result in increasing withholding taxes from foreign source income received by the Company.  In addition, in connection with the closing of the WSI acquisition, there were various changes made to our organizational structure in order to complete and appropriately structure the transaction.  One such change resulted in a portion of, what will ultimately be the parent of, the Canadian operations being owned by a U.S. holding company.  Accordingly, dividends paid by the Canadian parent for the ultimate benefit of and distribution by IESI-BFC Ltd. to its shareholders will also require the Canadian parent to pay dividends to the U.S. holding company of a like amount.  Amounts paid by the Canadian parent to the U.S. holding company are subject to withholding tax.

Optimization of tax losses and tax efficiency of structure

Management periodically reviews its organizational structure to promote tax efficiency and to optimize the use of tax losses within the structure.  We expect to incur additional reorganization costs in this regard.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting.  The purchase method of accounting required us to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill.  On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and typically resulted in the allocation of a portion of the purchase price to identified intangible assets.  Accordingly, capital, landfill and intangible asset amortization not only includes amortization of original cost but also includes the amortization of fair value adjustments recognized on acquisition.  Even though we have grown organically, a significant portion of our growth has been through acquisitions. Therefore, fair value adjustments included in amortization expense are significant.  Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, the Ridge landfill, and Winters Bros.  Due to the inherent difficulty in isolating each fair value adjustment for every acquisition completed by us, the following selected amounts demonstrate the impact fair value adjustments had on amortization expense for the year ended December 31, 2009: fair value adjustments for landfill assets and recognized intangible assets on our initial public offering accounted for approximately $15,600, or 10.0%, of total 2009 amortization expense, and fair value adjustments for capital and landfill assets recognized on our acquisition of IESI accounted for approximately $12,300 or 7.9%, of total 2009 amortization expense.  Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life.  As we continue to grow through acquisition, amortization expense will continue to increase.  Increases will be partially offset by declines in fully amortized fair value adjustments.

Effective April 2010, certain intangible assets recognized on the Fund’s original initial public offering were fully amortized.  Accordingly, quarterly intangible asset amortization declined by approximately C$2,200.

In connection with the closing of the WSI acquisition, we will record significant fair value adjustments to the assets we acquired and liabilities we assumed, which will also include the recognition of intangibles separately from goodwill.  The amortization of these fair value adjustments will be significant.  As outlined above, fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We classify financial instruments as follows:

Held for trading — is a financial asset or liability that meets any of the following conditions:  it is acquired or incurred principally for the purpose of sale or repurchase in the near-term, part of a portfolio of identified financial instruments that are managed together, and is a derivative not designated for hedge accounting or it was designated by us upon initial recognition as held for trading.  Held for trading financial instruments are measured at fair value.  Upon initial recognition, we have designated funded landfill post-closure costs as held for trading.  Gains or losses on funded landfill post-closure costs are recorded in the consolidated statement of operations and comprehensive income or loss as a gain or loss on financial instruments with an offset to funded landfill post-closure costs on our consolidated balance sheet.

We enter into various types of derivative financial instruments which are classified as held for trading, and may include some or all of the following: interest rate swaps, commodity swaps, FX agreements, and old corrugated cardboard (“OCC”) hedges.  Gains or losses on these derivative instruments, not designated as hedges, are recorded in the consolidated statement of operations and comprehensive income or loss, as a component of net income or loss, as a gain or loss on financial instruments with an offset to other assets or other liabilities on our consolidated balance sheet.

Held-to-maturity investments — are non-derivative financial assets with fixed or determinable payments and fixed maturities that we intend to hold to maturity.  Exclusions include financial assets that upon initial recognition are designated as held for trading, designated as available for sale, and financial assets that meet the definition of loans and receivables.  Held-to-maturity investments are measured at amortized cost, subsequent to initial recognition.  With the exception of our investment in our equity accounted investee, we have no financial assets designated as held-to-maturity.

Available for sale - are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading.  Available for sale financial assets are measured at fair value.  We have no financial assets designated as available for sale.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation.  Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements, and hedge agreements for OCC.  In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management are responsible for determining which financial institutions we bank and hold deposits with.  Management’s selected financial institutions are approved by the Board of Directors.  Senior management typically selects financial institutions which are party to its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time to time or as conditions indicate that the Company’s exposure to credit risk has or is subject to change.  Our maximum exposure to credit risk is the fair value of cash and cash equivalents recorded on the consolidated balance sheet, approximately $8,200 (December 31, 2009 — approximately $5,000).  We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances.  We deem the credit quality of our cash and cash equivalent balances to be high and no amounts are impaired.

Accounts receivable

We are subject to credit risk on our accounts receivable through the normal course of business.  Our maximum exposure to credit risk is the fair value of accounts receivable recorded on our consolidated balance sheet, approximately $131,100 (December 31, 2009 - $111,800).  We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk.  Our customer base is sufficiently diverse to provide some mitigation to credit risk exposure.  We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies.  These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection.  We also have policies and procedures which establish estimates for doubtful account allowances.  These calculations are generally based on historical collection or alternatively historical bad debt provisions.  Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

We are subject to credit risk from our exposure to a single customer in the U.S. which accounts for approximately 6.7% of our accounts receivable at June 30, 2010 (December 31, 2009 — 5.0%).  We do not consider the risk from this exposure to be significant.

The following table illustrates our accounts receivable aging and our allowance for doubtful accounts by aging category.

	June 30
	2010
	Gross	Allowance	Net

Financial assets - Loans and receivables
Accounts receivable
Amounts outstanding 0 to 30 days	$96,065	$—	$96,065
Amounts outstanding 31 to 60 days	23,870	24	23,846
Amounts outstanding 61 to 90 days	7,971	157	7,814
Amounts outstanding 91 days and thereafter	5,843	4,382	1,461
Subtotal	133,749	4,563	129,186

Other accounts receivable	1,867		1,867
Receivable from equity investee	74		74
Total gross accounts receivable and allowance	$135,690	$4,563	$131,127

	December 31
	2009
	Gross	Allowance	Net

Financial assets - Loans and receivables
Accounts receivable
Amounts outstanding 0 to 30 days	$66,177	$—	$66,177
Amounts outstanding 31 to 60 days	33,113	2	33,111
Amounts outstanding 61 to 90 days	7,024	77	6,947
Amounts outstanding 91 days and thereafter	6,033	3,979	2,054
Subtotal	112,347	4,058	108,289

Other accounts receivable	3,550	—	3,550
Total gross accounts receivable and allowance	$115,897	$4,058	$111,839

Accounts receivable that are deemed by management to be at risk of collection are provided for through an allowance account.  When an accounts receivable balance is considered uncollectable, it is written-off against the allowance account.  Subsequent recoveries of amounts previously written-off are credited against the allowance account and changes to the allowance account are recorded in selling, general and administration expense in our statement of operations and comprehensive income or loss.  Management typically assesses aggregate accounts receivable impairment applying our historical rate of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt.  Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due.  Based on our historical collections, we have been successful in collecting amounts that are not outstanding for greater than 90 days.  We assess the credit quality of accounts receivable that are neither past due nor impaired as high.  Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount.  We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security.  Amounts deposited or prepaid in advance of service are recorded to unearned revenue on our consolidated balance sheet.  The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk.  Accounts receivable considered impaired at June 30, 2010 are not considered significant.

Other receivables

We are subject to credit risk on other receivables.  We enter into agreements with cities in the province of Quebec to finance containers.  Senior management is responsible for reviewing each agreement, including but not limited to the financial terms, in advance of entering into the agreement.  Management views cities in the province of Quebec to be low risk counterparties.  Our maximum exposure to credit risk is the carrying amount of other receivables, approximately $1,500 (December 31, 2009 — approximately $1,800). We typically retain ownership of the containers until such time as all payments are received.  Once all payments are received, ownership of the containers is transferred to the respective city.  We deem the credit quality of other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust.  Our deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low.  Our maximum exposure to credit risk is the fair value of funded landfill post-closure costs recorded on our consolidated balance sheet, approximately $8,200 (December 31, 2009 — approximately $8,100).  Management reviews the Company’s exposure to risk from time to time or as conditions indicate that its exposure to risk has changed or is subject to change.  We hold no collateral or other credit enhancements as security over the invested amounts.  However, we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities.  Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing.  Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity.  Through our treasury function, we manage liquidity risk on a daily basis by continually monitoring actual and forecasted cash flows and monitoring our available liquidity through our revolving credit facilities.  The treasury function is also required to ensure that liquidity is made available on the most favourable financial terms and conditions.  Our treasury function reports quarterly our available capacities and covenant compliance to the Audit Committee.  Our treasury function actively manages our liquidity and is in regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates.  Our exposure to currency risk is attributable to the exchange of U.S. monies to fund Canadian dollar denominated dividend payments to shareholders or participating preferred shareholders.  Historically we entered into FX agreements to mitigate our exposure to currency risk.  As of February 2008, all FX agreements have expired and no new agreements have been entered into.  Accordingly, we are exposed to currency risk on U.S. dollars received from U.S. sources to fund Canadian dollar denominated dividends.  To mitigate this risk, management uses its discretion in the determination of where dividend amounts are funded from and looks to fund amounts payable to shareholders from cash flows generated from our Canadian operations.  Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements.  Our Board of Directors also considers currency risk when establishing the Company’s dividend.  For the three and six months ended June 30, 2010, we were exposed to currency risk on the portion of dividends funded from U.S. sources that were not hedged by FX agreements.  Dividends have no impact on our determination of net income as they are recorded through equity.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Interest rate risk arises from our interest bearing financial assets and liabilities.  We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which are our long-term debt facilities.  Although our debenture, portions of our U.S. term loan and revolving credit facility, and the 2005 Seneca IRB Facility bear interest at fixed rates, they remain subject to interest rate risk on maturity or renegotiation.

A portion of our term loan, our two revolving credit facilities, and a portion of our IRBs are subject to interest rate risk.  An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt.  We are also subject to interest rate risk on funded landfill post-closure costs.  Funded landfill post-closure costs are invested in interest rate sensitive short-term investments.  An increase or decrease in the return on invested amounts results in either a decrease or increase in our funding obligation.  We are also subject to interest rate risk on our cash equivalents balance and other receivables.

We have entered into interest rate swaps as a condition of our U.S. long-term debt facility to fix a portion of our variable rate interest charge on advances and borrowings.  The policies and process for managing these risks are included above in the credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance.  Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the net exposure of the Company to risk.  Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk.  The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis.  Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.

Fair value methods and assumptions

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Funded landfill post-closure cost deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, commensurate with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury represent the source of the Department of Energy forward index curve and risk-free rate of interest, respectively.

Our interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  We verify the reasonableness of these quotes using similar quotes from another financial institution as of each date for which financial statements are prepared.  In addition, we employ a third party, who is not a counter-party, to independently value the interest rate swaps and we use all of this information in the determination of fair value.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Financial assets and liabilities recorded at fair value, as and where applicable, are included on our consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.

Risks and Uncertainties

Downturns in the worldwide economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets.  Although our services are of an essential nature, a weak worldwide economy generally results in decreases in volumes of waste generated, which decreases our revenues. Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers.  During weak economic conditions, we may also be adversely impacted by our customers’ ability to pay us in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies.  If our customers do not have access to capital, our volumes may decline and its growth prospects and profitability may be adversely affected.  Due to the inherent diversity of our customer base and the nature of our service, we haven’t been, nor do we expect to be, severely affected by the downturn in the worldwide economy.  While our U.S. northeast operations have suffered the most significant impact of the economic downturn, we believe the worst is behind us and we are seeing a trend to stabilization.  The composition of assets in this segment, as outlined in the Outlook — strategy section of this MD&A, is not optimal.  Accordingly, we will continue to pursue ways to maximize the internalization of our collected waste stream and optimize this segments asset mix to reduce our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations.  Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances.  To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals.  Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain.  Obtaining permits often takes several years and requires numerous hearings, and is in addition to complying with land use, environmental and other regulatory requirements.  Often, we also face resistance from citizen groups and other environmental advocacy groups.  Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could hinder internalization and impair our business strategy.  To date we have been successful in overcoming these obstacles and have a solid history of obtaining permits, licenses and approvals necessary to conduct our business effectively.  A failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded on our statement of operations and comprehensive income or loss.  We continue to pursue a replacement landfill site for our Calgary landfill and are active in our efforts to extend the life our current site.  If we are unsuccessful in the replacement of our Calgary landfill site, contributions to income generated from this site will be lost.  While the loss of income is significant, it would in no way hinder our ability to continue operating as a going concern or affect our ability to satisfy debt obligations or dividend payments as currently contemplated.  We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves We have material financial obligations to pay closure and post-closure costs in respect of our landfills.  We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations.  The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline.  Additional discussion is included in the Critical Accounting Estimates — Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits.  Collection contracts, municipal contracts and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations.  We typically satisfy these requirements by posting bonds.  As of December 31, 2009, we had approximately $218,100 of such bonds in place.  Combining our bonds with those issued by WSI at December 31, 2009, approximately $59,900, results in a total issued bonds amount of approximately $278,000.  Closure bonds are difficult and costly to obtain.  If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits.  Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage.  Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.  We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage.  Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance.  While we are subject to market conditions as it relates to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate nor do we have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term.  We are also subject to market conditions as it relates to the cost of insurance which is further affected by our claims history.  We don’t anticipate, nor do we have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at costs that would preclude us from being competitive or impede our current or future operations.

Our long-term debt facilities existing at June 30, 2010 and those we entered into concurrent with the close of the WSI acquisition (collectively our “facilities”) contain restrictive covenants which requires us to meet certain financial ratios and financial condition tests

The terms of our facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with any of these terms could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of any of these facilities was to be accelerated, we cannot assure you that our assets would be sufficient to repay these facilities in full.  We have been successful in meeting all restrictive covenant and financial condition tests contained in our facilities.  A failure to meet any of these tests could result in an event of default.  An event of default would result in the debt obligation becoming current and jeopardize our ability to continue as a going concern if we are incapable of finding replacement capital to fulfill our obligation(s).  Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.  Removing the obligation to pay the special dividend at a rate of fifty-cents Canadian to common and PPS holders preserves approximately C$46,700 of cash based on an aggregate outstanding equity count of 93,431.  Preserving this cash provides us with the ability to repay indebtedness should we have no immediate organic or acquisition growth demands.

We may engage in acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other waste management businesses.  The success of our acquisition strategy will depend, in part, on our ability to:

•  identify suitable businesses to buy;

•  negotiate the purchase of those businesses on acceptable terms;

•  complete the acquisitions within our expected time frame;

•  improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

•  respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.  Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do.  Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including high purchase prices.  If acquisition candidates are unavailable or too costly, we may need to change our business strategy.  Our integration plan for acquisitions will contemplate certain cost savings, including the elimination of duplicative personnel and facilities.  Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions.  Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.  Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base.  As a result, operating margins could be less than we originally anticipated when we made those acquisitions.  In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets.  We have been successful in identifying, negotiating and integrating various acquisitions in markets we currently serve and new markets we have entered.  At the end of 2008, disruptions in the financial markets impacted our valuation and ability to fund significant acquisitions.  However, in March and June 2009 we successfully raised equity and applied the net proceeds there from to borrowings under our U.S. long-term debt facilities.  With our recent acquisition of WSI, we believe we have good reason to remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future and that the risk of identifying, negotiating and integrating these acquisitions is low.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any waste management businesses that we want to acquire.  Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), representing free cash flow(B) in excess of dividends.  Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet.  Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness.  Higher interest expense will serve to reduce current income tax expense or preserve loss carryforwards.  Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a significant portion of our acquisitions will be funded from excess free cash flow(B), thereby reducing the need for additional capital.

We may be unable to successfully manage our growth

Our growth strategy will continue to place significant demands on our financial, operational and management resources.  In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems.  We cannot assure you that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.  We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date.  We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements.  At present, we deem the risk of managing our growth to be low.

We may lose contracts through competitive bidding or early termination

We derive a portion of our revenue from municipal contracts that require competitive bidding by potential service providers.  Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, such contracts may not be maintained or won in the future.  We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all.  These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years.  Some of these contracts permit our customers to terminate them before the end of the contractual term.  Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings.  Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives.  We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in significant gains or losses on the assets disposition.  However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a faster pace than the pace of loss.  Accordingly, our organic growth has historically been positive and we expect this trend to continue.

We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations.  As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.  The loss of third-party disposal customers could reduce our revenues and profitability.  For the year ended December 31, 2009, and excluding the results for WSI, approximately 54.2% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers.  Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills so we can continue operating our landfills at profitable levels.

We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels.  We also cannot assure you that third-party customers will continue to utilize our sites and pay acceptable gate rates that generate acceptable margins for us.  Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations.  In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline.  We have been successful in maintaining relationships with our disposal customers and are cognizant of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market.  While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills.  In our U.S. northeast operations, the economic slow down has resulted in reduced landfill volumes and has caused us to absorb costs we would not otherwise absorb to maintain and attract volumes.  While this remains a challenge in the current environment, we have seen volume stabilization in 2009 and the first half of 2010 and we are optimistic that the economic recovery will gain momentum.  As outlined above, one of our goals is to optimize the asset mix in this segment with a view to limiting reliance on third party volumes.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Our Canadian operations are concentrated in 20 markets in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations.  Our U.S. operations are concentrated in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations.  We operate in the following eleven states: Florida, Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania and Maryland, as well as the District of Columbia.

Excluding the results of WSI’s Florida operations, our U.S. operations derived more than 31.8% of their revenue during 2008 and 32.6% of their revenue for 2009 from services provided in Texas, and more than 41.0% of their revenue during 2008 and 38.7% of their revenue for 2009 from services provided in New York.  Accordingly, economic downturns in Texas, New York, and with the acquisition of WSI, Florida, and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses.  We generally experience lower construction and demolition debris volumes during the winter months when the construction industry is less active.  Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of collection operations.  Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry by lowering the volumes of waste handled in our landfills.

Most recently, our U.S. northeast operations has been impacted by the economic slow down.  While this remains a challenge in the current environment, we have seen volume stabilization in 2009 and the first half of 2010 and we are optimistic that the economic recovery will gain momentum.  As outlined above, one of our goals is to optimize the asset mix in this segment with a view to limiting reliance on third party volumes.

Excluding the results of WSI’s Florida operations, revenues generated under municipal contracts with New York City represented 4.3% of our revenues from our U.S. operations in 2009. Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition

We attribute 4.4% of our revenue in 2008 and 4.3% of our revenue in 2009 to our municipal contracts with New York City.  On November 1, 2008, two of these contracts were renewed by New York City for three years, plus two one-year renewal options at the City’s option.  The last of the three contracts renewed in February 2010 for three years, plus two one-year renewal options at the City’s option.  Contracts with New York City can be terminated by New York City upon 10 days’ notice.  If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue.  Such a loss could have a material adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan is preliminary and has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste.  Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste.  We have and will continue to make proposals as requested by the City until the City decides on the final plan and contractors.  If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or would not be renewed.

We remain vigilant in our communication with City officials to ensure we continue to meet the needs of the City and remain compliant with the terms of the contracts we service.  We believe that we have the right compliment of employees to continue to execute on this deliverable and we are not aware of any impediments that would jeopardize our belief.

Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

Excluding WSI’s employees who are covered by collective bargaining agreements, as of December 31, 2009, approximately 590, or 21%, of our U.S. employees were covered by collective bargaining agreements negotiated with six separate labor unions.  These collective bargaining agreements have terms ranging from three to five years, except for one which has a one-year renewal.  These collective bargaining agreements expire through 2015.  As of December 31, 2009, and excluding WSI’s employees who are covered by collective bargaining agreements, approximately 600, or 42%, of our Canadian employees were covered by collective bargaining agreements that have terms ranging from three to five years, except for one which has a one-year renewal.  These collective bargaining agreements expire through 2012.

The negotiation or renegotiation of these agreements could divert management’s attention from our business and the terms of any agreement could have an adverse effect on it.  If we are unable to negotiate acceptable collective bargaining agreements, we may have to wait through ‘‘cooling off’’ periods, which are often followed by union initiated work stoppages, including strikes.  We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and or impose undue costs on us.  We remain confident that we can continue to successfully negotiate union contracts efficiently and without the contracts being cost prohibitive.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased diesel fuel costs through fuel surcharges

The price of diesel fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries  and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns.  We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows.  From time to time, in accordance with the terms of most of our customer contracts, we attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions.  We have entered into a series of fuel hedges in both Canada and the U.S. with a view to limiting our exposure to fluctuating diesel fuel prices and to reduce operating cost variability.  While we have been successful in recovering rising diesel fuel costs from our customer base, not all of our contracts or costs incurred to operate our business permit us to pass along increasing diesel fuel costs.  Accordingly, entering into fuel hedges that effectively offset increasing diesel fuel costs where recoverability is limited allows us to stay operating cost variability.  We remain confident that we can continue to pass along rising diesel fuel costs or enter into fuel hedges to mitigate our exposure to fluctuations in our operating costs resulting from changes in diesel fuel prices.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success will depend on, among other things, our ability to keep the services of our management and to hire other highly qualified employees at all levels.  We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need.  The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.  We believe that we have good relationships with our management and their teams and offer each the opportunity to share in the success of the Company.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to, and amongst, our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact on our operating results.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects.  Events that could, in some circumstances, lead to impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise.  We also carry a significant amount of goodwill on our consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events.  We may be required to incur charges against earnings if we determine that certain events (such as the recent downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in goodwill impairment.  Any such charges could have a material adverse effect on our results of operations.  We have been successful in the development and expansion of our landfills and related projects.  From time to time, we will expense certain capitalized amounts, however these amounts have not historically been significant.  We remain confident that signs of economic stabilization have and are continuing to occur and we don’t foresee any near-term impairment(s) that would result in a significant charge to our operations.

We cannot assure you that our insurance coverage will be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations.  However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.  We have been successful in securing insurance at commercially reasonable rates and on a basis which has been sufficient to cover our primary operating losses and claims.  We are not aware, nor do we have any indication, that our insurance coverage is or would be insufficient.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the United States have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions.  The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations.  As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.  While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of our operations would be isolated to us.  Accordingly, the management of waste, and the companies that participate in its management, are all likely to be subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other.  We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy.  We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive.  We face competition from several larger competitors and a large number of local and regional competitors.  Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price.  Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.  We face competition from these businesses in the markets and regions we currently serve.

Similar competition may exist in each location into which we try to expand in the future.  In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations.  These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations.  Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste.  In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.  In markets where we are not able to assemble, or have yet to assemble, a vertically integrated suite of assets, we strive to obtain market influence.  Generally, we are either the number one, two or three operator in every market we conduct business in.  We deem the profitability and growth risk to be low.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

• reducing waste at the source, including recycling and composting;

• prohibiting disposal of certain types of waste at landfills; and

• limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

• requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

• prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at a reduced capacity or force us to charge lower prices for landfill disposal services.  While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution.  And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.  Operating with a vertically integrated suite of assets allows us to run strategies in each market place, which could include, but is not limited to, strategies to protect or grow market share or operating margins.  We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

We routinely make accounting estimates and judgments.  If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business.  Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented.  Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction.  If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.  We remain diligent in our review of accounting rules and regulation.  We work with our auditors on all significant accounting matters and perform various internal reviews and complete various internal procedures to ensure we remain compliant.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods.  The accounting rules and regulations that we must comply with are complex and continually changing.  While we believe that our financial statements have been prepared in accordance with U.S. GAAP, we cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures.  Our Board of Directors, in coordination with the Audit Committee, is responsible for assessing the progress and sufficiency of our internal control over financial reporting and disclosure controls and procedures and makes adjustments as necessary.  Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business.  We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.

Risks and uncertainties related to the acquisition of WSI

We may not be able to retain key employees or efficiently manage the larger and broader organization resulting from the acquisition, which could adversely affect our operations and financial condition post closing

Our success post acquisition will depend in part on our ability to retain key employees and to successfully manage the broader organization resulting from the combination.  Competition for qualified individuals may be intense and key individuals may depart because of issues relating to the uncertainty and difficulty of integration or a general desire not to remain.  Furthermore, we will face challenges inherent in efficiently managing an increased number of employees over large, geographically diverse areas.  Accordingly, no assurance can be given that we will be able to retain key employees or successfully manage the larger and more diverse combined organization, which could result in disruption to our business and negatively impact our operations and financial condition.  We believe that we have good relationships with our management and their teams and offer each the opportunity to share in the success of the Company.  We also believe that WSI had good relationships with their management teams.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to, and amongst, our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact on our operating results.

We will incur significant transaction, financing and other costs in connection with the acquisition

We expect to incur a number of non-recurring costs associated with the combination of the two companies.  The substantial majority of non-recurring expenses resulting from the acquisition will be comprised of transaction and financing costs, facilities and systems consolidation costs and employment-related costs.  We will also incur transaction fees and costs related to formulating integration plans. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses.  The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset incremental transaction and acquisition-related costs in the near term, or at all.  We contemplated transaction, financing and other costs in connection with acquisition and have entered into new credit facilities in Canada and the U.S. that we deem sufficient to absorb known and potentially unknown costs.  We have also commenced our integration effort and are aggressively putting the plan to work.  We remain confident that we can successfully execute our integration plan and that we will realize the expected synergies from their execution.

The acquisition may not be accretive and may cause dilution to our earnings per share, which may negatively affect the market price of our common shares

We expect that the acquisition will be accretive to earnings per share, after taking into account transaction costs, within two years from completion of the merger.  This expectation is based on estimates which may materially change.  We could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated.  All of these factors could cause dilution to our earnings per share or decrease or delay the expected accretive effect of the acquisition and cause a decrease in the price of our common shares.  As noted, we have commenced our integration effort and we remain confident that we will realize the expected synergies from their execution.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expense

More than 50% of our total assets are located in the U.S.  In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned by non-residents of the U.S.  We may in the future lose our foreign private issuer status if a majority of our common shares are held by residents of the U.S.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”).  If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (“SEC”), which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers. Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell its securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require it to file resale registration statements with the SEC as a condition to any such financings.  While we contend that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be overtly significant.  In addition, various former WSI employees who held certain responsibilities for compliance with U.S. regulatory authorities will continue with the Company which we believe will limit our exposure to increasing costs.

Because we are an Ontario company, certain civil liabilities and judgments may not be enforceable against us

We are organized under the laws of the Province of Ontario, Canada, and most of our directors and officers are residents of Canada.  Consequently, it may be difficult for U.S. investors to affect service of process within the U.S. upon us or upon our directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act.  Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against us or any of our non-U.S. resident officers or directors.

Environmental Matters

Legislation and governmental regulation

We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters.  These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.  In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly.  We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements.  In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.

Extensive regulations govern the design, operation, and closure of landfills.  For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended.  If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.  Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us.  The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries.  In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste.  Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states.  If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state.  In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation.  Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees.  The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills.  If additional fees are imposed in jurisdictions in which we operate and we are not able to pass the fees through to our customers, our operating results would be negatively affected.

We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety.  These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task.  Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible.  We may also be subject to court challenges of our operating permits.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit.  Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorneys general may also attempt to revoke or deny renewal of our permits, franchises or licenses for violations or alleged violations of environmental laws or regulations.  Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate and to impose monetary penalties.  Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations.  We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices.  However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings.  Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations.  A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.

Our future compliance with landfill gas management requirements under the Clean Air Act of 1970, as amended, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

Environmental contamination

We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others.  We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties.  We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.  Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages.  Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability.  While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution.  If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities.  These businesses may have released substances into the soil or groundwater.  They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater.  Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable.  Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons.  Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges.  Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.

The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”.  In the second quarter of 2009, the Department of Environmental Conservation reclassified the site to one which no longer presents a significant threat to public health or the environment.   The reclassification is the result of recently completed remedial construction activities.

Climate Change Risk

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America.  The addition of increased regulations for the management of Green House Gases (“GHG”), particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada.  We believe we are well positioned to manage these changes without severe impact to our operations.  The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements.  While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America’s largest environmental services companies, we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation.  In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels.  This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks.  Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, materials recovery facilities and three landfill gas to energy facilities.  In addition, several of our landfills include facilities for the collection and thermal destruction of methane and two facilities provide methane to third parties for conversion to electricity.  Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations.  We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables.  Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues.  We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being.  We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives.  We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues.  We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  While we have a continuing obligation to report our financial results in accordance with Canadian GAAP, this obligation ceases effective December 31, 2010.  Accordingly, we will not be required to comply with IFRS as we have elected to report our continuing financial results in accordance with U.S. GAAP.

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this MD&A are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the condensed consolidated statement of operations and comprehensive income.  Adjusted EBITDA excludes some or all of the following: “certain SG&A expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, income taxes and income or loss from equity accounted investee”.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. or Canadian GAAP and is therefore unlikely to be comparable to similar measures used by other issuers.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs related to acquisitions and fair value adjustments attributable to stock options.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital and landfill assets — proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings.

Interest on long-term debt — interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Conversion costs — conversion costs represent professional fees incurred on the Fund’s conversion from an income trust to a corporation and its eventual wind-up.  These expenses are not considered an expense indicative of continuing operations.  Conversion costs represent a different class of expense than those included in adjusted EBITDA.

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee — as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income are detailed in the condensed consolidated statement of operations and comprehensive income or loss beginning with operating income before amortization and net gain or loss on sale of capital and landfill assets and ending with net income and includes certain adjustments for expenses recorded to SG&A which management views as not being indicative of continuing operations.  A reconciliation between operating income and adjusted EBITDA is provided below.  Adjusted operating income and adjusted net income are also presented in the reconciliation below.

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Operating income	$41,100	$31,330	$74,827	$56,501
Transaction and related costs - SG&A	2,092	—	4,090	—
Fair value movements in stock options - SG&A	2,679	567	3,440	584
Adjusted operating income	45,871	31,897	82,357	57,085
Net gain of loss on sale of capital and landfill assets	(369)	19	(431)	(115)
Amortization	43,096	41,154	82,613	78,756
Adjusted EBITDA	$88,598	$73,070	$164,539	$135,726

Net income	$19,835	$15,105	$36,545	$24,744
Transaction and related costs - SG&A	2,092	—	4,090	—
Conversion costs	—	115	—	115
Fair value movements in stock options - SG&A	2,679	567	3,440	584
Net gain or loss on financial instruments	(1,208)	(1,701)	(1,750)	(1,171)
Net income tax expense or recovery	(56)	542	(315)	389
Adjusted net income	$23,342	$14,628	$42,010	$24,661

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of operating performance (see page 16).  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. or Canadian GAAP, is prepared before dividends and or distributions declared, and is therefore unlikely to be comparable to similar measures used by other issuers.  The objective of presenting this non-GAAP measure is to provide similar disclosures to other U.S. publicly listed companies in the waste industry.  We use this non-GAAP measure to assess our performance relative to other publically listed companies and to assess the availability of funds for growth investment and debt repayment.  All references to “free cash flow” in this MD&A have the meaning set out in this note.